Exhibit 1.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

PTC INC.,

SERVICEMAX JV, LP

AND

SERVICEMAX, INC.

DATED AS OF NOVEMBER 17, 2022

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of November 17, 2022, by and among PTC Inc., a Massachusetts corporation (“Buyer”), ServiceMax JV, LP, a Delaware limited partnership (“Seller”), and ServiceMax, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Seller owns all of the outstanding shares of common stock, par value $0.01 per share, of the Company (such outstanding shares being referred to herein as the “Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and material inducement to Buyer’s willingness to enter into this Agreement and consummate the transactions contemplated by this Agreement, each of the Required Persons have executed and delivered to Buyer a Support Agreement (collectively, the “Support Agreements”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer at the Closing, all of the Shares, upon the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Accounting Methodology” means the accounting principles, methods and practices utilized in preparing the Audited Balance Sheet, applied on a consistent basis.

“Accrued Income Taxes” means the current accrued and unpaid Income Tax liabilities of the Company Group determined as of the end of the day on the Closing Date, which shall not be expressed as a negative number in the aggregate or be computed by reference to a negative number in respect of any jurisdiction or Tax Return. Accrued Income Taxes shall (i) take into account the transactions contemplated by this Agreement, but excluding the effects of any financing arrangements entered into by Buyer or any of its Affiliates or any other actions taken outside of the ordinary course of business on the Closing Date after the Closing (other than payments contemplated by this Agreement (including the payment of Seller Expenses or Indebtedness or any other payments attributable to the transactions contemplated by this Agreement that are economically borne by Seller)), (ii) be prepared in accordance with the past practices of the Company Group to the maximum extent permitted under applicable Law based upon a “more likely than not” or higher level of comfort, (iii) be reduced by applicable estimated Tax payments and overpayments of Taxes of the Company Group, (iv) take into account, and treat as deductible in the Tax period (or portion thereof) ending on the Closing Date, Transaction Tax Deductions (applying the safe harbor election set forth in IRS Revenue Procedure 2011-29 with respect to any success-based fee) to the maximum extent permitted under applicable Law based upon a “more likely than not” or higher level of comfort, (v) solely take into account Income Tax liabilities of the Company Group for jurisdictions where the Company Group filed Tax Returns for the taxable year ending January 31, 2022, or where the Company Group commenced business activities since February 1, 2022, (vi) solely take into account Income Tax liabilities for any Pre-Closing Tax Period, or the pre-Closing portion of any Straddle Period, for which final Tax Returns have not yet been filed, (vii) be calculated in accordance with the principles set forth in Section 7.11(b), and (viii) include any Income Tax liability with respect to the Company Group arising under Section 965 of the Code.

“Acquisition Proposal” means any bona fide offer, proposal or indication of interest by a Person other than Seller or a member of the Company Group with respect to (a) the direct or indirect acquisition of (i) fifteen percent (15%) or more of the Equity Securities in Seller, (ii) any Shares or (iii) fifteen percent (15%) or more of the assets of the Company Group, taken as a whole, or (b) any merger, consolidation, recapitalization, reorganization, business combination or similar transaction involving the Company or Seller, other than the transactions contemplated by this Agreement.

“Action” means any action, claim, charge, complaint, hearing, petition, suit, arbitration, mediation, audit, investigation or other proceeding, in each case by or before any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.

“Actual Fraud” means an actual and intentional fraud under the Laws of the State of Delaware with respect to the representations and warranties made in Articles 4, 5, or 6 of this Agreement (including in any schedule or certificate delivered pursuant to this Agreement), which involves a knowing and intentional misrepresentation of material fact in such representations and warranties and upon which such other party relied to its detriment. For the avoidance of doubt, Actual Fraud shall exclude any theory of fraud premised upon constructive fraud, negligent misrepresentation or omission, recklessness or negligence.

“Adjustment Escrow Account” means the account established by the Escrow Agent pursuant to the terms of the Escrow Agreement into which the Adjustment Escrow Amount will be deposited at the Closing.

“Adjustment Escrow Amount” means seven million five hundred thousand dollars ($7,500,000).

“Adjustment Escrow Fund” means, as of any date of determination, the excess (if any) of the Adjustment Escrow Amount over the sum of all distributions and other payments to any Person from the Adjustment Escrow Account paid pursuant to the terms of this Agreement in accordance with the Escrow Agreement on or prior to such date of determination.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person; provided, that, in no event shall any member of the Company Group be considered to be an Affiliate of any portfolio company of any investment fund or company affiliated with the Silver Lake Management Entity (or its Affiliates), nor shall any portfolio company of any investment fund or company affiliated with the Silver Lake Management Entity (or its Affiliates) be considered to be an Affiliate of any member of the Company Group; provided, that, Silver Lake Management Entity and its affiliated investment funds and companies shall be deemed an Affiliate of the Company for purposes of Section 4.20, Section 4.23 and Section 7.3(c). For the purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Ancillary Documents” means the Confidentiality Agreement, the Escrow Agreement, the Support Agreements, and each other agreement, document, instrument and/or certificate contemplated by this Agreement and executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, the U.S. Foreign Corrupt Practices Act and any associated rules or regulations, and any other applicable Laws related to combatting bribery, corruption and money laundering.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Rate” means an annual rate equal to the prime rate as published in the Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received.

“Audited Balance Sheet” means the audited consolidated balance sheet of the Company Group for the fiscal year ended January 31, 2022.

“Balance Sheet Rules” means, collectively, the Accounting Methodology and the rules set forth on Exhibit B attached hereto; provided, that, in the event of any conflict between the Accounting Methodology and the rules set forth on Exhibit B, the rules set forth on Exhibit B shall apply.

“Base Closing Consideration” means eight hundred eight million dollars ($808,000,000).

“Business Day” means any day other than a Saturday, Sunday or day on which banks are required to be closed in New York, New York or Boston, Massachusetts.

“Business Records” means all books, records or data of the applicable party on whatever media and wherever located (other than any of the foregoing deleted in the ordinary course of business consistent with past practice).

“Buyer Common Stock” means the common stock of Buyer, par value $0.01 per share.

“Buyer RSU Price Per Share” means the VWAP of a share of Buyer Common Stock traded on NASDAQ over the thirty (30) consecutive calendar day period ending on (and including) the last Trading Day prior to the date of the Closing.

“Change of Control Payment” means any success, change of control, retention, transaction bonus or other similar payment or amount payable to any Person by any member of the Company Group, including the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other similar Taxes associated with such amount payable thereon, arising as a result of or in connection with this Agreement, the Ancillary Documents (other than any such payments or amounts associated with the issuance of the Buyer RSUs) or the transactions contemplated hereby or thereby, and not subject to, or dependent upon, any other contingency or the occurrence or non-occurrence of any other event (including any post-transaction service-based vesting terms in respect of equity incentive awards or other any vesting event).

“Closing Cash” means all cash and cash equivalents (including marketable securities, deposits (excluding security deposits in connection with any Real Property Leases and professional employer organization deposits), and any checks or drafts received by the Company Group as of the Reference Time that are not yet deposited) of the Company Group determined on a consolidated basis as of the Reference Time, in accordance with the Balance Sheet Rules and without giving effect to the transactions contemplated hereby, net of (i) any Restricted Cash and (ii) uncleared checks, wires and drafts issued by any member of the Company Group; provided, that, Closing Cash shall be reduced for any cash or cash equivalents (including marketable securities) of the Company Group used in breach of Section 7.13 (including for the avoidance of doubt, the payment of the RWI Costs paid after the Reference Time in accordance with Section 7.17 and the payment of the Alternative Process Expenses paid after the Reference Time in accordance with Section 7.18).

“Closing Company Incentive Equity Consideration” means the amount equal to (x) the aggregate Pro Rata Shares of all Company Award Holders, multiplied by (y) the Closing Consideration less the Adjustment Escrow Amount less the amount of Post-Closing Payments less the Closing Incentive Equity Employer Taxes.

“Closing Consideration” means an amount equal to the Base Closing Consideration plus (a) the sum of (i) the Working Capital Overage (if any) and (ii) Closing Cash, minus (b) the sum of (i) the Working Capital Underage (if any), (ii) Closing Indebtedness, and (iii) the Seller Expenses.

“Closing Incentive Equity Employer Taxes” means, with respect to Closing Company Incentive Equity Consideration, the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other similar Taxes associated with such amount.

“Closing Indebtedness” means the amount of Indebtedness of the Company Group determined on a consolidated basis as of immediately prior to the Closing on the Closing Date, in accordance with the Balance Sheet Rules and without giving effect to the transactions contemplated hereby, except that the calculation of Accrued Income Taxes will be calculated as of the end of the day on the Closing Date in accordance with the terms thereof.

“Closing Working Capital” means, as of the Reference Time, all Current Assets minus all Current Liabilities, determined in accordance with the Balance Sheet Rules and without giving effect to the transactions contemplated hereby.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Award Holder” means each holder of Vested Company RSUs or vested Foreign Phantom Awards.

“Company Benefit Plans” means each (i) employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) employee pension benefit plan within the meaning of Section 3(2) of ERISA, and (iii) bonus or other cash incentive, equity or equity-based, deferred compensation, vacation, paid time off, severance, employment (other than at-will offer letters), consulting, change of control or retention incentive, or fringe benefit plan, program, arrangement or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA), in each case that is sponsored, maintained, contributed to, or required to be contributed to, by any member of the Company Group for the benefit of any current employees, directors, officers or consultants of any member of the Company Group (other than any such plan, program, arrangement or agreement that provides for statutorily mandated compensation or benefits).

“Company Disclosure Schedule” means the disclosure schedule of even date herewith delivered by the Company to Buyer in connection with the execution and delivery of this Agreement.

“Company Foreign Plan” means each Company Benefit Plan that is subject to or governed by the laws of any jurisdiction other than the United States.

“Company Group” means the Company and its Subsidiaries.

“Company Incentive Equity” means each of the Company RSUs and Foreign Phantom Awards.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by, or licensed to, any member of the Company Group or used or held for use by any member of the Company Group in the research, development, production, distribution, marketing, offering or sale of any Company Products.

“Company IT Assets” means all IT Assets owned or used by any member of the Company Group.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by, or exclusively licensed to, any member of the Company Group.

“Company Plan” means the ServiceMax, Inc. 2022 Omnibus Incentive Plan.

“Company Product” means all of the products and services marketed, licensed, maintained, supported, sold or offered for sale by any member of the Company Group, including all content, components, elements, toolkits, computer programs, software (both in object code and source code), firmware, middleware, databases, interfaces, systems, devices, hardware, equipment, and other items designed, developed, manufactured, assembled, sold, leased, installed, licensed, hosted or otherwise made available by or on behalf of any member of the Company Group.

“Contract” means any written contract, agreement, lease, license, note, indenture or similar commitment (other than a Company Benefit Plan).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related, associated or similar epidemics, pandemics or diseases.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Credit Documents” means the loan documents under the Credit Facility and all Contracts related to the foregoing.

“Credit Facility” means that certain Credit Agreement, dated as of November 1, 2021, by and among Monroe Capital Management Advisors LLC, the Company and the other lender parties thereto.

“Current Assets” means, as of the Reference Time, the consolidated assets of the Company Group set forth under “Current Assets” in Exhibit A. attached hereto, subject to the modifications set forth in Exhibit A. attached hereto (and to the extent such assets and accounts are identified as “Included” on Exhibit A). For the avoidance of doubt, Current Assets shall exclude Closing Cash and Restricted Cash, to the extent that any such amounts thereof would be included as Current Assets as of the Reference Time, deferred Tax assets and Income Tax assets and the assets and accounts identified as “Excluded” on Exhibit A.

“Current Liabilities” means, as of the Reference Time, the consolidated liabilities of the Company Group set forth under “Current Liabilities” in Exhibit A. attached hereto, subject to the modifications set forth in Exhibit A. attached hereto (and to the extent such liabilities and accounts are identified as “Included”

on Exhibit A). For the avoidance of doubt, Current Liabilities shall exclude deferred Tax liabilities and Income Tax liabilities, all Seller Expenses, Post-Closing Payments, Deferred Fees, Deferred Incentive Equity Employer Taxes, Closing Incentive Equity Employer Taxes, Deferred Adjustment Employer Taxes, Closing Indebtedness and the liabilities and accounts identified as “Excluded” on Exhibit A.

“date hereof” and “date of this Agreement” means the date first written above.

“Deferred Adjustment Employer Taxes” means, with respect to the amounts payable pursuant to Sections 2.3(d)(i) and 2.3(d)(ii) to the Company Award Holders in respect Company Incentive Equity held thereby, the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other similar Taxes associated with such amount.

“Deferred Company Incentive Equity Consideration” means the amount equal to (x) the aggregate Pro Rata Shares of all Company Award Holders, multiplied by (y) the Deferred Consideration.

“Deferred Consideration” means an amount equal to six hundred fifty million dollars ($650,000,000) less the Deferred Fees less the Deferred Incentive Equity Employer Taxes.

“Deferred Consideration Payment Date” means October 2, 2023.

“Deferred Fees” has the meaning given to such term in the definition of “Seller Expenses”.

“Deferred Incentive Equity Employer Taxes” means, with respect to Deferred Company Incentive Equity Consideration, the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other similar Taxes associated with such amount.

“Environmental Laws” means any Law relating to pollution or the protection of the environment or human health (as it relates to exposure to Hazardous Substances).

“Equitable Exceptions” means (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and (ii) general principles of equity.

“Equityholder” means Seller and each Company Award Holder.

“Equity Securities” of any Person means shares of capital stock or other equity interests or equity linked interests of such Person, warrants or options of such Person to acquire capital stock, equity interests or equity linked interests of such Person, and securities exchangeable for or convertible or exercisable into any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes any member of the Company Group.

“Escrow Agent” means Citibank, N.A. or another escrow agent reasonably acceptable to Buyer and Seller.

“Escrow Agreement” means the Escrow Agreement in substantially the form of Exhibit C hereto.

“Foreign Phantom Award” means any award agreement pursuant to which a (i) non-U.S. Subsidiary of the Company issued phantom incentive awards or (ii) the Company issued phantom incentive awards to any service providers of the Company Group providing services in China, in each case, that track certain units of Seller.

“Fundamental Representations” means the representations and warranties (i) of the Company set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authorization and Enforceability), Section 4.3(a) through (c) and (e) (Capitalization of the Company Group), Section 4.4(b)(i) (Consents and Governmental Authorizations; No Violations) (but only in respect of the Company’s Governing Documents) and (ii) of Seller set forth in Section 5.1 (Organization and Power), Section 5.2 (Authorization and Enforceability), Section 5.3 (Ownership) and Section 5.4(a) (No Violation).

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which govern its internal affairs. For example, the “Governing Documents” of a Delaware corporation are its certificate of incorporation and by-laws and the “Governing Documents” of a Delaware limited partnership are its limited partnership agreement and certificate of limited partnership.

“Governmental Authority” means any nation or government, any foreign or domestic federal, state, county, municipal or other political instrumentality or subdivision thereof and any foreign or domestic entity or body exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government, including any court or public arbitrator.

“Hazardous Substances” means any substance, material or waste, that is defined, listed or regulated as toxic, hazardous, a pollutant, a contaminant, or words of similar meaning under Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax measured by, imposed on or calculated by reference to, net or gross income or profits, however denominated, including any franchise, margin or similar Tax (and any withholding Tax with respect thereto) imposed in lieu thereof and consistently classified as such by the Company. For the avoidance of doubt, sales taxes and use taxes are not included in the definition of Income Tax.

“Indebtedness” means, of any Person in his, her or its capacity as obligor, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, whether or not contingent, or issued or incurred in substitution or exchange for any such liability for borrowed money, including the Credit Facility Payoff Amount, (ii) any indebtedness evidenced by a note, bond, debenture or other debt security, whether secured or unsecured, (iii) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing (the types of Indebtedness set forth in clauses (i) through (iii) hereof, the “Repaid Indebtedness”), (iv) any deferred portion of the purchase price for property or services owed by such Person (including acquisition holdback liabilities, potential earn-outs and seller notes), (v) all capital or finance lease obligations as determined in accordance with the Balance Sheet Rules, (vi) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (v) above, (vii) for clauses (i) through (iii) and (v) through (vi) above, all accrued interest thereon, if any, and any termination fees, balloon payments, make-whole prepayment penalties, “breakage” cost or similar payments associated with the repayments of such Indebtedness on the Closing Date to the extent paid on the Closing Date, (vii) the amount of Accrued Income Taxes less $83,000.00, (viii) all unpaid obligations under interest rate cap agreements, interest rate swap agreements, forward contracts, hedging agreements, foreign currency exchange agreements and similar agreements that is intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in interest rates, currencies basis risk or the price of commodities, (ix) any accrued and unpaid severance amounts (including the employer portion of any employment, payroll, social security, Medicare, national insurance contributions, unemployment or other similar Taxes associated with such amount) and (x) any sales and use Tax attributable to the Company Group for the jurisdictions listed on Section 1.1 of the Company Disclosure Schedule which has arisen at the state level (excluding any such Tax that is included in Current Liabilities), based on a reasonable estimate of such exposure by the Company, in an amount not to exceed $758,000, in aggregate. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (B) any intercompany Indebtedness of the Company Group, (C) any Indebtedness incurred by Buyer and its Affiliates (and subsequently assumed by the Company Group) on the Closing Date, (D) any endorsement of negotiable instruments for collection in the ordinary course of business, (E) any Indebtedness included in the calculation of Current Liabilities in the determination of Closing Working Capital, (F) any Seller Expenses, (G) any obligations under operating leases, (H) any Closing Company Incentive Equity Consideration, (I) any Closing Incentive Equity Employer Taxes, (J) any Deferred Company Incentive Equity Consideration, (K) any Post-Closing Payments, (L) any Deferred Fees, (M) any Deferred Incentive Equity Employer Taxes and (N) any Deferred Adjustment Employer Taxes.

“Intellectual Property” means intellectual property rights of every kind as they exist in any jurisdiction throughout the world and under any international treaties or conventions, including all: (i) patents, patent applications, provisional patents and utility models and applications therefor and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures; (ii) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof; (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof; (iv) rights in data, databases or other compilations of fact; (v) industrial designs and any registrations and applications therefor, and all other rights corresponding thereto throughout the world; (vi) trade secrets and other confidential or proprietary information (including ideas, formulae, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, marketing and other business systems, research and development information, drawings, specifications, designs, plans, proposals, financial and marketing plans and customer and supplier lists and information); (vii) uniform resource locator and World Wide Web addresses and domain names and applications and registrations therefor; (viii) works of authorship including computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works; (ix) moral right or other right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, existing under common or statutory law of any country in the world or under any treaty; and (x) goodwill associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means software, servers, computers, routers, switches, electronic equipment and other information technology hardware.

“Knowledge of the Company” and any correlative term means the actual knowledge of Amit Jain, Mike Jerich, Neil Barua, Nell O’Donnell, Simon Edwards and Sophie Ames and the knowledge that they would have if they had made reasonable and diligent independent inquiry or investigation of those Persons who are their direct reports and would reasonably be expected to have knowledge as to the relevant matter.

“Laws” means all laws, Orders, statutes, codes, regulations, ordinances, orders, decrees, or rules of any Governmental Authority, including the Foreign Corrupt Practices Act, and other applicable anticorruption laws, and economic sanctions and export controls imposed by the United States, including the Office of Foreign Asset Control of the U.S. Department of the Treasury.

“Lien” means any claim, lien, security interest, pledge, mortgage, deed of trust, restrictions on transfer, proxies and voting or other similar agreements, claims and other legal and equitable encumbrances, servitude or other similar encumbrance or charge.

“Lookback Date” means February 1, 2019.

“Material Adverse Effect” means an event, effect, circumstance, change, occurrence, fact or development that, individually or in the aggregate with other such events, effects, circumstances, changes, occurrences, facts or developments, is or is reasonably expected to (i) have a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company Group, taken as a whole or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement or materially impair or delay the ability of Seller or any member of the Company Group to perform their respective obligations under this Agreement; provided, that, with respect to the foregoing clause (i), “Material Adverse Effect” shall not include any such event, effect, circumstance, change, occurrence, fact or development to the extent relating to or arising from (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein), including the results of any primary or general elections, or any statements or other proclamations of public officials, or changes in policy related thereto, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the Company Group’s industries in general (including industry consolidation), (vi) any change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company Group for any period, including with respect to revenue, earnings or cash flow (but not the events underlying such failure to the extent such events would otherwise constitute a Material Adverse Effect under this definition), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, cyberattacks or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) the existence, occurrence or continuation of any epidemic, pandemic or disease outbreak (including in respect of COVID-19), (x) the execution, announcement, performance or existence of this Agreement, the identity of the parties hereto or any of their respective Affiliates, Representatives or financing sources, the taking or not taking of any action to the extent required by this Agreement or the pendency or contemplated consummation of the transactions contemplated by this Agreement, including any actual or potential loss or impairment after the date hereof of any Contract or any customer, supplier, investor, landlord, partner, employee or other business relation, in each case, as a result of any of the foregoing in this subclause (x), and (xi) any actions taken, or not taken, with the consent, waiver or at the request of Buyer; provided, that, the matters described in clauses (i), (ii), (iii), (iv), (v), (vii), (viii) and (ix), will be taken into account in determining whether there has been a Material Adverse Effect to the extent that such matters have a disproportionate impact on the Company Group, as compared to other Persons that conduct business in the countries and regions and in the industry in which the Company Group conducts its business.

“Open Source Software” means any software that is distributed (i) as “open source software” or pursuant to any license identified as an “open source license” or that conforms to the “open source definition,” as those terms are defined by the Open Source Initiative, or (ii) under any license similar to clause (i) that requires, as a condition of the use of the software subject to such license, that such software and any other software combined or distributed with such software be (a) distributed in source code form, or (b) redistributable at no charge. Open Source Software includes, without limitation, any software under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License).

“Orders” means all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority.

“Performance-Based Foreign Phantom Award” means any Foreign Phantom Award that is not a Time-Based Foreign Phantom Award.

“Permitted Liens” means (i) Liens securing the obligations of the Company and its Subsidiaries pursuant to the Credit Facility (which Liens shall be released on or prior to the Closing), (ii) Liens for Taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made to the extent required by GAAP, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Liens arising in the ordinary course of business of the Company and its Subsidiaries, (iv) Liens relating to the transferability of securities under applicable securities Laws, (v) Liens in favor of the lessors under the Real Property Leases, or encumbering the fee simple interest (or any superior leasehold interest) in the Leased Real Property, (vi) zoning, entitlement, building and other land use regulations and codes imposed by any Governmental Authority having jurisdiction over the Leased Real Property, (vii) any condition that may be shown by a current and accurate survey, or that would be apparent as part of a physical inspection, of the applicable parcel of real property, in each case which does not materially adversely interfere with the present use of the parcel of real property it affects, (viii) defects, exceptions, restrictions, easements, rights-of-way and other non-monetary Liens that do not materially detract from the current use of Leased Real Property, (ix) non-exclusive licenses of Intellectual Property granted in the ordinary course of business and (x) the Liens set forth on Section 1.1 of the Company Disclosure Schedule.

“Person” means any individual, person, entity, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization.

“Personal Information” means all information that identifies, or could reasonably be used to identify, an individual, including all information that has the meaning of such term or like terms (e.g., Personal Information, personally identifiable information, protected health information, and sensitive personal information) set forth in each of the Privacy Laws that describes, covers or defines data that identifies or can be used to identify individuals or households.

“Post-Closing Escrow Account” means the account established by the Escrow Agent pursuant to the terms of the Escrow Agreement into which the Post-Closing Escrow Amount will be deposited at the Closing.

“Post-Closing Escrow Amount” means an amount equal to the sum of (i) the aggregate amount of Post-Closing Payments, plus (ii) the amount of the Closing Incentive Equity Employer Taxes, plus, (iii) at any time after the payments pursuant to Section 2.3(d)(i) and Section 2.3(d)(ii) have been made, the Deferred Adjustment Employer Taxes, plus, (iv) at any time after the Deferred Consideration has been paid, the Deferred Incentive Equity Employer Taxes. For the avoidance of doubt, for the purposes of calculating any payments to be made at the Closing, the Post-Closing Escrow Amount shall only include the foregoing amounts in (i) and (ii).

“Post-Closing Escrow Fund” means, as of any date of determination, the excess (if any) of the Post-Closing Escrow Amount over the sum of all distributions and other payments to any Person from the Post-Closing Escrow Account paid pursuant to the terms of this Agreement in accordance with the Escrow Agreement on or prior to such date of determination.

“Post-Closing Payments” means any Pre-Closing Steps Expenses, as defined in the Pre-Closing Steps Plan, which are not due and payable at the Closing but will become due and payable in connection with the consummation of the Pre-Closing Steps, in each case, as specifically as set forth on the Preliminary Closing Statement.

“Pre-Closing Steps Expenses” has the meaning set forth on Exhibit D.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privacy and Security Requirements” means any and all of the following to the extent applicable to Processing by or on behalf of the Company Group or otherwise relating to privacy, data and cyber security, or security breach notification requirements and applicable to each member of the Company Group, to the conduct of their respective businesses, or to any of the Company IT Assets: (a) all applicable Privacy Laws, (b) provisions relating to Processing of Personal Information in all applicable Privacy Contracts, (c) all applicable Privacy and Data Security Policies, and (d) to the extent applicable to the Company Group, the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Privacy Contracts” means all Contracts between any member of the Company Group and any Person that govern the Processing of Personal Information.

“Privacy Laws” means Laws relating to the Processing or protection of Personal Information and that apply to the Company Group.

“Pro Rata Share” means, with respect to each Equityholder, the percentage set forth adjacent to the name of such Equityholder (a) in respect of any amount payable at the Closing, in the Payment Schedule, (b) in respect of any amount payable to any Equityholder after the Closing (including pursuant to Section 2.3, the Deferred Consideration and Section 2.5), as set forth in a written statement delivered by Seller to Buyer at least three (3) Business Days prior to any applicable payment, in each case, the aggregate sum of which shall equal 100%.

“Process”, “Processing” or “Processes” means the collection, compilation, receipt, access, acquisition, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), destruction, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“R&W Insurance Policy” means that certain Buyer-side Representation and Warranties Insurance Policy issued by AIG Specialty Insurance Company in connection with the transactions contemplated by this Agreement, together with any excess policies issued in connection therewith, in each case, delivered to the Company prior to the date hereof.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any member of the Company Group leases or sub-leases any real property.

“Reference Time” means 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date.

“Representatives” means, with respect to any Person, any director, manager, officer, employee, general partner, advisor or representative of such Person.

“Required Persons” means each of the persons set forth on Schedule A hereto.

“Restricted Cash” means, without duplication, (a) cash and cash equivalents of any member of the Company Group which are not freely usable because it is subject to restrictions or limitations on use under Contract or applicable Laws, including security deposits in connection with any Real Property Leases and professional employer organization deposits, and (b) the amount of withholding Tax payable under applicable Law (net of an estimate of any applicable foreign tax credits arising from such withholding as reasonably determined and an estimate of reasonable out of pocket costs relating to such repatriation or upstreaming) to the extent that all of the non-U.S. Subsidiaries of the Company that are subject to such withholding Tax distributed, repatriated or upstreamed all of their cash and cash equivalents (other than cash and cash equivalents set forth in clause (a)) in excess of $3,000,000, in the aggregate (pro rata based on the amount of cash and cash equivalents (other than cash and cash equivalents set forth in clause (a)) held at each such non-U.S. Subsidiary of the Company), but only to the extent such amounts are in excess of $3,000,000, directly or indirectly to the Company, in each case, as of the Reference Time.

“Security Breach” means any (i) unauthorized acquisition of, access to, or loss of, or misuse (by any means) of, Personal Information, (ii) unauthorized or unlawful Processing, sale or rental of Personal Information, or (iii) other act or omission that compromises the security, integrity, availability or confidentiality of Personal Information.

“Seller Expenses” means, without duplication, (a) the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses (other than those fees and expenses that expressly by their terms are not due and payable until the Deferred Consideration is paid pursuant to Section 2.2(c)(i) hereof (such fees and expenses, the “Deferred Fees”)) incurred by Seller or any other Person (to the extent any member of the Company Group is liable therefor) and any member of the Company Group in connection with (I) the transactions contemplated by this Agreement or (II) the process of selling Seller or any member of the Company Group or otherwise entering into any strategic transaction other than the transactions contemplated by this Agreement (including any de-SPAC transaction or initial public offering of similar transactions)

(the “Alternative Process Expenses”), (b) any Change of Control Payment, (c) any fees, penalties, costs or expenses payable by any member of the Company Group in connection with the termination of any Company Related Party Transaction described in Section 7.16 to the extent any such Company Related Party Transactions are actually terminated at or prior to the Closing, (d) the Company’s portion of the fees and expenses (including premiums, underwriting or diligence fees or Taxes) in respect of the D&O Tail as set forth in Section 7.6(b), (e) the costs of any premium, underwriting fees, due diligence fees, legal fees of counsel engaged by the underwriter, brokerage commissions, and any other costs and expenses relating to the R&W Insurance Policy up to an amount equal to $10,000,000 (the amount, up to such cap, the “RWI Costs”), and (f) any Pre-Closing Steps Expenses, excluding any Post-Closing Payments, in each case, to the extent not paid at or prior to the Closing; provided, that, Seller Expenses shall not include (u) any Closing Incentive Equity Employer Taxes, (v) any Deferred Incentive Equity Employer Taxes, (w) any Deferred Adjustment Employer Taxes, (x) any Closing Company Incentive Equity Consideration, (y) any Deferred Company Incentive Equity Consideration or (z) any fees or expenses relating to the Escrow Agent.

“Seller Related Parties” means any of Seller’s former, current and future Affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns.

“Silver Lake” means SLP Snowflake Aggregator, L.P., a Delaware limited partnership.

“Silver Lake Management Entity” means Silver Lake Management Company V, L.L.C., a Delaware limited liability company.

“Silver Lake Portcos” means any portfolio company of any investment fund or company affiliated with the Silver Lake Management Entity or any of its Affiliates.

“Solvent” means, with respect to any Person, that as of the date of determination, both: (a) the sum of such Person’s debts (including reasonably foreseeable contingent liabilities that are reasonably expected to become due and payable) does not exceed the present fair saleable value of such Person’s present assets, and (b) such Person is “solvent” within the meaning given that term and similar terms under Title 11 of the United States Code entitled “Bankruptcy” and Laws relating to fraudulent transfers and conveyances.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture or other legal entity of which the specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity, its general partner or its managing member, or of which the specified Person controls the management.

“Tax” means all U.S. federal, state, county, local, municipal, or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, excise, transfer, franchise, employment, withholding, value added, social security, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee, or other withholding or other tax, of any kind whatsoever in the nature of a Tax, and other taxes, assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Authority.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Time-Based Foreign Phantom Award” means a Foreign Phantom Award (or a portion thereof) that is subject solely to time-based vesting requirements.

“Trade Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations and the International Traffic in Arms Regulations, (b) economic and trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or (c) anti-boycott measures.

“Trading Day” means a day on which shares of Buyer Common Stock are traded on NASDAQ.

“Transaction Tax Deductions” means, without duplication and regardless of by whom paid, the aggregate amount of: (i) Seller Expenses, (ii) all fees, expenses and interest (including amounts treated as interest for U.S. federal Income Tax purposes, but excluding any interest that accrued under the terms of the applicable debt instrument through the Closing Date), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar amounts accrued or paid in connection with the repayment of the Indebtedness of the Company Group in connection with the Closing, (iii) the Closing Company Incentive Equity Consideration and the Deferred Company Incentive Equity Consideration and (iv) the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses or other compensatory payments incurred and paid by any member of the Company Group prior to the Closing that would have increased the amount of Seller Expenses had they not been paid, in each case to the extent such amounts are at least more likely than not deductible or amortizable for Income Tax purposes.

“Vested Company Incentive Equity” means each outstanding vested Company RSU and vested Foreign Phantom Award.

“VWAP” means the volume weighted average trading price of a publicly traded equity interest in a Person as reported by Bloomberg, L.P. (which VWAP, if calculated for a multi-day period, shall be based on all trades during the primary trading session from 9:30 a.m., New York City time, to the time of the closing print on the primary exchange of that Person but in no case later than 4:10 p.m. New York City time for such period, and not an average of daily averages) or, if not reported therein, in another authoritative source mutually selected by Buyer and Seller, each acting reasonably.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.

“Willful Breach” means a material breach of this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party hereto with the knowledge that such act or omission constitutes a breach of this Agreement, including the failure to cause the Closing to occur as and when required by Section 3.1.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Closing Working Capital exceeds the Working Capital Target Amount.

“Working Capital Target Amount” means an amount equal to negative fifty-six million one hundred forty thousand dollars (-$56,140,000).

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Working Capital Target Amount exceeds the Closing Working Capital.

1.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated Section of this Agreement:

Term	Section

280G Approval	7.10

Accounting Firm	2.3(b)

Agreement	Preamble

Award Holder Release Amount	2.3(d)(i)

Balance Sheet Date	4.5(a)

Buyer	Preamble

Buyer 401(k) Plan	7.9(d)

Buyer Adjustment Amount	2.3(d)(ii)

Buyer Officer’s Certificate	9.3

Buyer Plan	7.9(c)

Term	Section

Buyer Representations	6.5

Buyer RSU	2.4(a)

Closing	3.1

Closing Consideration Elements	2.2(a)

Closing Date	3.1

COBRA	7.9(f)

COBRA Coverage	7.9(f)

Company	Preamble

Company 401(k) Plan	7.9(d)

Company Registered Intellectual Property	4.12(a)

Company Related Party	4.20

Company Related Party Transactions	4.20

Company RSU	2.4(a)

Confidential Information	7.3(b)

Confidentiality Agreement	7.3(b)

Continuation Period	7.9(a)

Continuing Employee	7.9(a)

Credit Facility Payoff Amount	2.2(b)(iv)

D&O Tail	7.6(b)

Debt Financing	11.19

Debt Financing Sources	11.19

Estimated Closing Consideration	2.2(a)

Final Closing Consideration	2.3(c)

Term	Section

Financial Statements	4.5(a)

Governmental Consents	4.4(a)

Indemnified Parties	7.6(a)

Information Security Reviews	4.13(g)

Insurance Policies	4.19

IP Licenses	4.12(c)

Leased Real Property	4.15(b)

Licenses In	4.12(c)

Licenses Out	4.12(c)

Material Contracts	4.11(a)

Notice of Disagreement	2.3(b)

Payment Notice	2.5(a)

Payment Schedule	2.2(a)

Payor	3.4

Permits	4.8(b)

Post-Closing Representation	7.8

Pre-Closing Representation	7.8

Pre-Closing Steps	7.2

Preliminary Closing Statement	2.2(a)

Prior Company Counsel	7.8

Privacy and Data Security Policies	4.13(a)

Related Party Termination Agreements	7.16

Repaid Indebtedness	Definitions

Term	Section

RWI Costs	Definitions

Securities Act	6.8

Seller Adjustment Amount	2.3(d)(i)

Seller/Company Representations	4.25

Seller Pre-Closing Communications	7.8

Shares	Recitals

Significant Customer	4.14(a)

Significant Supplier	4.14(b)

Statement	2.3(a)

Support Agreements	Recitals

Termination Date	10.1(b)

Trade Approvals	4.9(b)

Union	4.22(f)

Unvested Company RSU	2.4(a)

Unvested Time-Based Seller Profits Interest	2.4(b)

VDR	6.7(a)

Vested Company RSU	2.4(a)

Waived 280G Benefits	7.10

WARN	4.22(e)

1.3 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references to “written” or “in writing” include in electronic form;

(h) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (h) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(i) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(j) references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof, and to the extent applicable, hereof;

(k) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(l) the word “or” shall be disjunctive but not exclusive;

(m) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(n) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(p) in the event of a conflict between the Escrow Agreement and any agreement of the parties hereto in this Agreement, such agreement of the parties hereto in this Agreement shall govern.

The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

ARTICLE 2

SHARE PURCHASE

2.1 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall purchase from Seller, and Seller shall sell, assign, transfer and deliver to Buyer, all of the Shares, free and clear of all Liens, other than Liens arising under applicable securities laws.

2.2 Purchase Price.

(a) Preliminary Closing Statement. At least four (4) Business Days prior to the Closing Date, the Company shall deliver to Buyer, (i) a statement containing the Company’s good faith estimate of the Closing Consideration and each of the components listed in the definition thereof (the “Estimated Closing Consideration”), including (A) Closing Working Capital and the resulting Working Capital Overage or Working Capital Underage, (B) Closing Indebtedness, (C) Closing Cash, and (D) the Seller Expenses, including an itemized list thereof specifying the amount of each such Seller Expense, in each case, calculated in accordance with the Balance Sheet Rules (clauses (A) through (D), the “Closing Consideration Elements”, and such statement pursuant to this subsection (i), the “Preliminary Closing Statement”), (ii) a statement containing the Company’s good faith calculations of (A) the Closing Company Incentive Equity Consideration, (B) the amount of Closing Consideration payable to Seller pursuant to Section 2.2(b)(ii), (D) the Pro Rata Share of Seller, (E) the Post-Closing Escrow Amount (including the amount of Post-Closing Payments and the Closing Incentive Equity Employer Taxes) and (F) the aggregate amount to be paid to Seller from the Adjustment Escrow Amount (assuming full release thereof) and (iii) a statement setting forth the following (A) in respect of each Company Award Holder: the name and, based on the internal records of the Company, email address and mailing address of each Company Award Holder, (B) the Company’s good faith calculation of the following in respect of each Company Award Holder: (u) the number of Vested Company Incentive Equity held by each Company Award Holder, the Pro Rata Share in respect of each Company Award Holder, (x) the aggregate amount of Closing Company Incentive Equity Consideration to be paid by the Company to each Company Award Holder in accordance with Section 2.4(a)(i) and Section 2.4(c)(i)(A), and (y) the aggregate amount to be paid to each Company Award Holder from the Adjustment Escrow Amount (assuming full release thereof), (the statements delivered pursuant to subsections (ii) and (iii) hereof, the “Payment Schedule”). Prior to the Closing, the Company shall provide Buyer and any accountants or advisors retained by Buyer with reasonable access to the Business Records of the Company Group for the purpose of enabling Buyer and its accountants and advisors to calculate, and to review Company’s calculation of the Closing Consideration, the Closing Consideration Elements and Payment Schedule; provided, however, that such reasonable access shall be (i) at Buyer’s sole cost and expense, (ii) granted upon reasonable prior notice and during normal business hours, and (iii) conducted in a manner that does not unreasonably interfere with the normal business operations of the Company Group or its Affiliates. The Company shall consider in good faith any suggested revisions from Buyer to the Preliminary Closing Statement and the Payment Schedule and to the extent the Company agrees in its discretion to any such revisions suggested by Buyer, Company shall deliver to Buyer a revised Preliminary Closing Statement and Payment Schedule reflecting such revisions, which revised Preliminary Closing Statement and Payment Schedule shall be deemed to have been delivered at the time Company delivered the initial Preliminary Closing Statement and Payment Schedule. In the event of any disagreement between Buyer and the Company with respect to the Preliminary Closing Statement or Payment Schedule, in no event will such disagreement delay the Closing, and the Company’s calculation will be used to determine the Estimated Closing Consideration and each of the details and amounts set forth in the Payment Schedule.

(b) Closing Payments. At the Closing, Buyer shall pay, or shall cause to be paid, in cash by wire transfer of immediately available funds, as follows:

(i) to the Escrow Agent, (x) the Adjustment Escrow Amount to be deposited by the Escrow Agent into the Adjustment Escrow Account and (y) the Post-Closing Escrow Amount to be deposited by the Escrow Agent into the Post-Closing Escrow Account, in each case, to be held and disbursed in accordance with the terms of this Agreement and the Escrow Agreement;

(ii) to Seller, the Estimated Closing Consideration set forth on the Preliminary Closing Statement minus the Adjustment Escrow Amount minus the Post-Closing Escrow Amount, minus the Closing Company Incentive Equity Consideration;

(iii) to the Company, for the benefit of the Company Award Holders, an amount equal to the Closing Company Incentive Equity Consideration to be paid by the Company to each Company Award Holder in accordance with Section 2.4(a)(i) and Section 2.4(c)(i)(A); and

(iv) (A) the entire amount of all Repaid Indebtedness as set forth on executed payoff letters from the agent under the Credit Facility (the “Credit Facility Payoff Amount”) and other applicable lenders of Repaid Indebtedness pursuant to wire instructions set forth therein, and (B) the Seller Expenses in the amounts set forth in the calculation of the Estimated Closing Consideration delivered hereunder (to the extent such Seller Expenses are due and payable at the time of the Closing) pursuant to wire instructions provided to Buyer by the Company prior to the Closing. Promptly, after the Closing, the Buyer shall pay or cause to be paid, any remaining Seller Expenses, in cash by wire transfer of immediately available funds.

At least three (3) Business Days prior to the Closing Date, Seller shall provide Buyer with a flow of funds setting forth the amounts to be paid pursuant to this Section 2.2(b) along with wire instructions therefor.

(c) Deferred Consideration Payment.

(i) Deferred Consideration Payment. In addition to the Closing Consideration, on the Deferred Consideration Payment Date, Buyer shall pay or cause to be paid to (A) Seller an amount equal to the Deferred Consideration minus the Deferred Company Incentive Equity Consideration by wire transfer of immediately available funds to one or more accounts designated in writing by Seller, (B) the Company, for the benefit of the Company Award Holders, cash in an amount equal to the Deferred Company Incentive Equity Consideration to be paid by the Company to each Company Award Holder in accordance with Section 2.4(a)(ii) and Section 2.4(c)(i)(B), (C) the Post-Closing Escrow Account, the Deferred Incentive Equity Employer Taxes to be held in accordance with this Agreement and the Escrow Agreement and (D) the Deferred Fees pursuant to wire instructions provided to Buyer by the Company prior to the Closing; provided, that, in the event payment is not made on or prior to such date, from the Deferred Consideration Payment Date until such date the payment obligation under this Section 2.2(c)(i) is paid in full, without limiting any other rights or remedies of Seller (on behalf of itself and the Company Award Holders) available at law or equity, interest shall accrue on the unpaid portion of the Deferred Consideration at a rate equal to the Applicable Rate per annum (calculated on the basis of a 360-day year and actual days elapsed and will be compounded quarterly and added to the Deferred Consideration), or a lesser rate that is the maximum permitted by applicable Law.

(ii) Failure to Pay Deferred Consideration. If Buyer fails to pay the Deferred Consideration as set forth herein, Seller (on behalf of itself and the Company Award Holders) may exercise all rights or remedies of Seller and the Company Award Holders available at law or equity and Buyer shall promptly reimburse Seller and the Company Award Holders for all reasonable, documented out-of-pocket fees and expenses incurred by Seller and the Company Award Holders, or Seller’s Affiliates (including the reasonable and documented fees and expenses of all attorneys, consultants and other advisors retained by Seller (on behalf of itself and the Company Award Holders) or Seller’s Affiliates) in connection therewith.

(iii) No Set-off or Conditions. Payment of the Deferred Consideration to Seller or Deferred Company Incentive Equity Consideration to the Company shall not be subject to (x) any contingencies or conditions (other than the passage of time) and (y) any counterclaim, set-off, abatement, deferment or defense based upon any claim that Buyer may have against Seller, the Company or any other Person, and such obligation shall remain in full force and effect without regard to, and shall not be released, discharged or affected in any way by any circumstance or condition (whether or not Buyer shall have any knowledge thereof).

(iv) Restricted Actions. Following the date hereof until the such date the payment obligation under Section 2.2(c)(i) is paid in full, Buyer shall not, and shall ensure that its Subsidiaries (including, after the Closing, each member of the Company Group) do not, (A) enter or amend any Contract that by its terms (i) contractually restricts or delays or (ii) could, as of the date of entering into such Contract or amendment, reasonably be expected to restrict or delay Buyer’s ability to pay the Deferred Consideration when due, or (B) take any other action with the specific intention of not paying or delaying the payment of the Deferred Consideration when due.

2.3 Closing Consideration Adjustment.

(a) As soon as practicable, but no later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller: (i) a written statement (the “Statement”) containing its calculation of the Closing Consideration and the Closing Consideration Elements, in each case, calculated in accordance with the Balance Sheet Rules and this Agreement, and (ii) reasonable supporting detail of all of the foregoing. Buyer and the Company acknowledge that no adjustments shall be made to the Base Closing Consideration, Deferred Consideration or Working Capital Target Amount. Once Buyer has delivered the Statement, the Statement shall be deemed irrevocable by Buyer for purposes of the calculation of the Final Closing Consideration, and Buyer shall be foreclosed and barred in all respects from amending, supplementing or modifying the Statement and related calculations following delivery to Seller except in connection with resolving a Notice of Disagreement (including for the avoidance of doubt, in any materials submitted to the Accounting Firm) pursuant to Section 2.3(b). If Buyer fails to timely deliver any of the Statement in accordance with the foregoing, then, at the election of Seller in its sole discretion, either (i) the Estimated Closing Consideration shall be deemed final and binding upon the parties or (ii) Seller may retain (at the expense of Buyer) a nationally recognized independent accounting firm to review the Company Group’s books, review the calculation of the Estimated Closing Consideration and make any adjustments necessary thereto consistent with the provisions of this Section 2.3 and the determination of such accounting firm shall be conclusive and binding on the parties hereto; provided, however, that Seller reserves any and all other rights granted to it in this Section 2.3.

(b) The Statement shall become final and binding upon the parties on the thirtieth (30th) day following the date on which the Statement was delivered to Seller unless Seller delivers written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include good faith disagreements based on the Closing Consideration or the Closing Consideration Elements not being calculated in accordance with the Balance Sheet Rules or the other terms of this Agreement. If a Notice of Disagreement is delivered to Buyer in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (A) the date Buyer and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the fourteen (14)-day period following the delivery of a Notice of Disagreement, Buyer and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement, and all such discussions and communications related thereto shall (unless otherwise agreed by Buyer and Seller in writing) be governed by, and treated as compromise and settlement negotiations for purposes of, Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If at the end of such fourteen (14)-day period Buyer and Seller have not resolved in writing the matters specified in the Notice of Disagreement, Buyer and Seller shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration, in accordance with the standards set forth in this Section 2.3, only matters that remain in dispute. The Accounting Firm shall be Ernst and Young or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by Buyer and Seller in writing, and Buyer and Seller shall enter into a customary engagement letter with, and to the extent necessary each party to this Agreement and its Affiliates will waive any conflicts with, the Accounting Firm at the time such dispute is submitted to the Accounting Firm and shall cooperate with the Accounting Firm in connection with its determination pursuant to this Section 2.3(b). Buyer and Seller shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the Balance Sheet Rules and this Agreement, and the Accounting Firm is not to make any other determination, including any determination as to (I) whether the Base Closing Consideration, Deferred Consideration, Working Capital Target Amount or Estimated Closing Consideration are correct, (II) the accuracy of the representations and warranties set forth in this Agreement or (III) compliance by any party hereto with any of its covenants in this Agreement (except as contemplated by the definition of “Closing Cash”). For the avoidance of doubt, this Section 2.3 is not intended to adjust the Base Closing Consideration, Deferred Consideration or the Final Closing Consideration for any errors or omissions, under GAAP or otherwise, that may be found with respect to the Financial Statements, except to the extent such error or omission is inconsistent with this Agreement or the Balance Sheet Rules. The Accounting Firm’s decision shall be based solely on written submissions by Buyer and Seller and their respective representatives (a copy of which shall be delivered to Buyer or Seller, as applicable) and not by independent review and shall be final and binding on all of the parties hereto (absent manifest error). The Accounting Firm may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party as set forth in the Statement or the Notice of Disagreement, as applicable. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(i) The up-front engagement fees and expenses of the Accounting Firm incurred pursuant to this Section 2.3 in connection with any disputed Closing Consideration or Closing Consideration Elements shall initially be borne 50% by Seller, on the one hand, and 50% by Buyer, on the other hand; provided, that, all such fees, costs and expenses shall ultimately be borne in proportion to the final allocation made by such Accounting Firm of the disputed items weighted in relation to the claims made by Seller and Buyer, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. For example, if Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by Buyer and if the Accounting Firm ultimately resolves the dispute by awarding to Seller $300 of the $1,000 contested, then the fees, costs and expenses of the Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to Buyer and 70% (i.e., 700 ÷ 1,000) to Seller.

(ii) For the avoidance of doubt, all fees, costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Accounting Firm has been engaged shall be borne by the party incurring such fee, cost or expense.

(c) For the purposes of this Agreement, “Final Closing Consideration” means the Closing Consideration, as finally agreed or determined in accordance with Section 2.3(a) or Section 2.3(b).

(d) Within five (5) Business Days after the Final Closing Consideration has become final and binding on the parties in accordance with this Section 2.3, the following shall occur:

(i) If the Final Closing Consideration equals or is greater than the Estimated Closing Consideration (the amount of such excess, the “Seller Adjustment Amount”), then within four (4) Business Days following the final determination of the Seller Adjustment Amount pursuant to this Section 2.3, (A) Buyer shall pay (x) to Seller an amount equal to the Seller Adjustment Amount minus the Deferred Adjustment Employer Taxes, multiplied by Seller’s Pro Rata Share, and (y) to the Company for the account of each Company Award Holder an amount equal to the Seller Adjustment Amount minus the amount paid to Seller pursuant to the foregoing clause (A)(x) hereof minus the Deferred Adjustment Employer Taxes (such amount, the “Award Holder Release Amount”); (B) Buyer shall pay or cause to be paid to the Post-Closing Escrow Account, the Deferred Adjustment Employer Taxes to be held in accordance with this Agreement and the Escrow Agreement and (C) Buyer and Seller shall jointly instruct the Escrow Agent in writing to immediately release as promptly as practicable from the Adjustment Escrow Fund (x) to Seller an amount equal to the Adjustment Escrow Amount minus the Deferred Adjustment Employer Taxes, multiplied by Seller’s Pro Rata Share, (y) to the Company for the account of each Company Award Holder an amount equal to the Adjustment Escrow Amount minus the amount paid to Seller pursuant to the foregoing clause (C)(x) hereof minus the Deferred Adjustment Employer Taxes and (z) to the Post-Closing Escrow Account, an amount equal to the Deferred Adjustment Employer Taxes; and the Company shall pay such portions of the Award Holder Release Amounts and the Adjustment Escrow Amounts in respect of the Company Award Holders in accordance with their respective Pro Rata Shares through standard payroll procedures or standard independent contractor payment procedures (as applicable) as soon as practicable but in any event no later than the Company’s next regularly scheduled payroll date that is at least ten (10) Business Days following receipt of such portion of the Seller Adjustment Amount and Adjustment Escrow Amount by the Company. Notwithstanding anything to the contrary contained herein, to the extent the Seller Adjustment Amount exceeds an amount equal to the Adjustment Escrow Amount, the Seller Adjustment Amount shall be deemed to be an amount equal to the Adjustment Escrow Amount and no further payment shall be required to be made by Buyer in respect of such excess.

(ii) If the Estimated Closing Consideration is greater than the Final Closing Consideration (the amount of such excess, the “Buyer Adjustment Amount”), then within four (4) Business Days following the final determination of the Buyer Adjustment Amount pursuant to this Section 2.3, Buyer and Seller shall provide a joint written instruction to the Escrow Agent to release from the Adjustment Escrow Fund (w) to Buyer an amount equal to the lesser of

(A) the Buyer Adjustment Amount and (B) the Adjustment Escrow Fund, (x) to Seller an amount equal to the amount remaining in the Adjustment Escrow Fund (after the payment to Buyer of the amount set forth in clause (w) hereof) minus the Deferred Adjustment Employer Taxes, multiplied by Seller’s Pro Rata Share, (y) to the Post-Closing Escrow Account, an amount equal to the Deferred Adjustment Employer Taxes to be held in accordance with this Agreement and the Escrow Agreement, and (z) to the Company for the account of each Company Award Holder an amount equal to the Adjustment Escrow Fund (after the payment to Buyer of the amount set forth in clause (w) hereof, the amount paid to Seller set forth in clause (x) hereof and the amount paid to the Escrow Agent set forth in clause (y) hereof) (such amount, the “Award Holder Balance Amount”); and the Company shall pay such Award Holder Balance Amount in respect of the Company Award Holders in accordance with their respective Pro Rata Shares through standard payroll procedures or standard independent contractor payment procedures (as applicable) as soon as practicable but in any event no later than the Company’s next regularly scheduled payroll date that is at least ten (10) Business Days following receipt of such Award Holder Balance Amount by the Company. Notwithstanding anything to the contrary contained herein, to the extent the Buyer Adjustment Amount exceeds the Adjustment Escrow Fund, no further payment shall be required to be made by Seller in respect of such excess.

(iii) Upon payment of the amounts provided in this Section 2.3(d), none of the parties hereto may make or assert any claim under this Section 2.3.

(iv) All payments made pursuant to this Section 2.3(d) shall, to the extent permitted by Law, be treated by all parties for tax purposes as adjustments to the purchase price of the Shares. None of the parties (nor their respective affiliates) shall take any Tax position inconsistent therewith on any Tax Return or otherwise, except as otherwise required by law or by a “determination” within the meaning of Section 1313(a) of the Code.

(e) The calculation of the Final Closing Consideration is not intended to, and shall not, permit the introduction of different components that by definition are not intended to be included in the Closing Consideration Elements, or accounting principles other than Balance Sheet Rules, for the purpose of preparing the Statement or determining the Final Closing Consideration. During the period of time from and after Buyer’s delivery of the Statement through the final determination and payment of Final Closing Consideration in accordance with this Section 2.3, upon reasonable prior notice and during normal business hours and in a manner that does not unreasonably interfere with the normal business operations of the Company Group or its Affiliates, Buyer shall afford, and shall cause the Company Group to afford, to Seller and any of its Representatives, reasonable access to all the properties, books, Contracts and Business Records of the Company Group and such Representatives of the Company Group (including the Company’s accountants and their work papers) relevant to the review of the Statement and Buyer’s determination of Final Closing Consideration in accordance with this Section 2.3.

2.4 Treatment of Company Incentive Equity and Unvested Time-Based Seller Profits Interests.

(a) Restricted Stock Units. At the Closing, each restricted stock unit in the Company (each a “Company RSU”) that is (or is deemed to be) issued and outstanding as of the Closing and that has satisfied (or is deemed to have satisfied) the service-based vesting component of such award (excluding restricted stock units that are forfeited or cancelled for any reason after the date hereof and prior to the Closing pursuant to the terms of such award on account of a resignation, termination for Cause (as defined in the Company Plan) or violation of an applicable restrictive covenant (as set forth in the applicable award agreement) (each, a “Vested Company RSU”), shall be cancelled at Closing and converted into a right to receive, a cash amount (without interest and subject to Section 3.4, including a deduction for any applicable withholding Taxes to the extent such Taxes are required to be withheld with respect to such amount) equal to the applicable Company Award Holder’s Pro Rata Share of each of (i) the Closing Consideration less the Adjustment Escrow Amount less the Post-Closing Escrow Amount, which shall be payable by the Company through the Company’s payroll procedures or independent contractor payment procedures (as applicable) as soon as practicable after the Closing (but in any event no later than the Company’s first regularly scheduled payroll date that is at least ten (10) Business Days following the Closing), plus (ii) the Deferred Consideration, which shall be payable by the Company through the Company’s payroll procedures or independent contractor payment procedures (as applicable) as soon as practicable after the Deferred Consideration Payment Date (but in any event no later than the Company’s first regularly scheduled payroll date that is at least ten (10) Business Days following the Deferred Consideration Payment Date), plus (iii) the amounts payable in respect thereof pursuant to Sections 2.3(d)(i) and 2.3(d)(ii), payable on substantially the same schedule and terms and conditions as apply to the Company’s stockholders generally. Any Company RSU that is issued and outstanding as of the Closing and held by Continuing Employees as of immediately prior to the Closing (other than employees who have received notice that their employment will be terminated pursuant to the Pre-Closing Steps) that has not satisfied the service-based vesting component of such award as of immediately prior to the Closing (each, an “Unvested Company RSU”), will be cancelled as of the Closing and in lieu thereof, Buyer shall grant to each such holder of Unvested Company RSU such number of Buyer restricted stock units (each, a “Buyer RSU”) that is determined in accordance with the formula set forth on Exhibit E hereto.

(b) Unvested Time-Based Seller Profits Interests. At the Closing, each Class B Unit (as defined in Seller’s Governing Documents) in Seller that is (x) subject solely to service-based vesting requirements, (y) held by a Continuing Employee as of immediately prior to the Closing (other than employees who have received notice that their employment will be terminated pursuant to the Pre-Closing Steps) and (z) issued, outstanding and unvested as of immediately prior to the Closing (each, an “Unvested Time-Based Seller Profits Interest”) will be cancelled as of the Closing and in lieu thereof, Buyer shall grant to each such holder of Unvested Time-Based Seller Profits Interests such number of Buyer RSUs that is determined in accordance with the formula set forth on Exhibit E hereto.

(c) Foreign Phantom Awards.

(i) At the Closing, each Time-Based Foreign Phantom Award and Performance-Based Foreign Phantom Award that is (or is deemed to be) issued and outstanding as of the Closing and that has satisfied (or is deemed to have satisfied) the respective service-based or performance-based vesting component of such award (excluding Foreign Phantom Awards that are forfeited or cancelled for any reason after the date hereof and prior to the Closing pursuant to the terms of such award on account of a resignation, termination for Cause

(as defined in the Foreign Phantom Award) or violation of an applicable restrictive covenant (as set forth in the Foreign Phantom Award) shall be cancelled at Closing and converted into a right to receive a cash amount (without interest and subject to Section 3.4, including a deduction for any applicable withholding Taxes to the extent such Taxes are required to be withheld with respect to such amount) equal to the applicable Company Award Holder’s Pro Rata Share of each of (A) the Closing Consideration less the Adjustment Escrow Amount less the Post-Closing Escrow Amount, which shall be payable by the Company through the Company’s payroll procedures or independent contractor payment procedures (as applicable) as soon as practicable after the Closing (but in any event no later than the Company’s first regularly scheduled payroll date that is at least ten (10) Business Days following the Closing), plus (B) the Deferred Consideration, which shall be payable by the Company through the Company’s payroll procedures or independent contractor payment procedures (as applicable) as soon as practicable after the Deferred Consideration Payment Date (but in any event no later than the Company’s first regularly scheduled payroll date that is at least ten (10) Business Days following the Deferred Consideration Payment Date), plus (C) the amounts payable in respect thereof pursuant to Sections 2.3(d)(i) and 2.3(d)(ii), payable on substantially the same schedule and terms and conditions as apply to the Company’s stockholders generally.

(ii) At the Closing, each Time-Based Foreign Phantom Award that is issued and outstanding as of the Closing and held by a Continuing Employee as of immediately prior to the Closing (other than employees who have received notice that their employment will be terminated pursuant to the Pre-Closing Steps) that has not satisfied (or is deemed to have satisfied) the service-based vesting component of such award (each, an “Unvested Time-Based Foreign Phantom Award”) will be cancelled as of the Closing and in lieu thereof, Buyer shall grant to each such holder of Unvested Time-Based Foreign Phantom Award such number of Buyer RSUs that is determined in accordance with the formula set forth on Exhibit E hereto. All unvested Performance-Based Foreign Phantom Awards will be cancelled and terminated at the Closing.

(d) Prior to the Closing, (i) the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Plan and Foreign Phantom Award, under the underlying grant, award or similar agreement and otherwise, to give effect to the provisions of this Section 2.4, and (ii) Buyer shall take, or cause to be taken, all necessary or appropriate actions to terminate the Company Plan and Foreign Phantom Award, in each case, effective as of the Closing and give effect to the provisions of this Section 2.4.

(e) Each Buyer RSU granted pursuant to Sections 2.4(a), 2.4(b) and 2.4(c)(ii) shall be unvested as of the Closing and shall vest as described on Exhibit E hereto.

2.5 Post-Closing Payments.

(a) Following the Closing, as and when any Post-Closing Payments become due and payable after Closing or any member of the Company Group is required to remit any amounts with respect to the Closing Incentive Equity Employer Taxes, Deferred Adjustment Employer Taxes or Deferred Incentive Equity Employer Taxes to the appropriate Government Authority, Buyer shall submit a notice of such obligation to Seller (a “Payment Notice”).

(b) At any time after delivery of a Payment Notice to Seller, and in connection with making payments of such amounts thereunder, Buyer may provide a unilateral written instruction to the Escrow Agent to release from the Post-Closing Escrow Funds to Buyer an amount equal to the lesser of (A) the amount set forth in the Payment Notice and (B) the amount then remaining in the Post-Closing Escrow Fund. Upon receipt of such amount from the Escrow Agent, Buyer shall promptly use such amount to pay the amount set forth in the applicable Payment Notice. For the avoidance of doubt, Buyer may not submit any written instruction to the Escrow Agent to release any amount from the Post-Closing Escrow Funds to Buyer for any payment that is not a Post-Closing Payment or remittance with respect to the Closing Incentive Equity Employer Taxes, Deferred Adjustment Employer Taxes or Deferred Incentive Equity Employer Taxes to the appropriate Government Authority. For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, Buyer’s obligation to satisfy such Post-Closing Payments shall be exclusively from the Post-Closing Escrow Amount.

(c) No later than December 1, 2023, Buyer and Seller shall provide a joint written instruction to the Escrow Agent to release from the Post-Closing Escrow Funds (y) to Seller an amount equal to the amount remaining in the Post-Closing Escrow Fund (after payment of all amounts payable to Buyer in respect of any Payment Notices) multiplied by Seller’s Pro Rata Share, and (z) to the Company for the account of each Company Award Holder an amount equal to the Post-Closing Escrow Funds (after payment of all amounts payable to Buyer in respect of any Payment Notices and the amount paid to Seller set forth in clause (y) hereof); and the Company shall pay such portions of the Post-Closing Escrow Fund in respect of the Company Award Holders in accordance with their respective Pro Rata Shares through standard payroll procedures or standard independent contractor payment procedures (as applicable) as soon as practicable but in any event no later than the Company’s next regularly scheduled payroll date that is at least ten (10) Business Days following receipt of such portion of the Post-Closing Escrow Funds by the Company.

ARTICLE 3

THE CLOSING

3.1 Closing; Closing Date. Subject to the satisfaction of the conditions set forth in Articles 8 and 9 (or, to the extent permitted by applicable Law, the waiver thereof by the party entitled to waive that condition), the closing of the transactions contemplated hereby (the “Closing”) shall take place via remote exchange of signatures and documents, on the third (3rd) Business Day after the date that all of the conditions to the Closing set forth in Articles 8 and 9 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Company and Buyer may agree in writing; provided, that, the Closing shall not occur prior to January 3, 2023 without the written consent of Buyer. The date upon which the Closing occurs is referred to herein as the “Closing Date.”

3.2 Deliveries by the Company. At the Closing, the Company will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(a) with respect to the Shares to be sold by Seller hereunder, duly executed transfer powers in favor of Buyer in the form attached hereto as Exhibit F;

(b) the Escrow Agreement, executed by Seller;

(c) a valid IRS Form W-9, executed by Seller;

(d) (x) a customary payoff letter issued by the agent under each agreement in respect of Repaid Indebtedness and (y) customary Lien terminations that are necessary to effect the release of all Liens to the agent in respect of such Repaid Indebtedness, in each case of clauses (x) and (y), drafts of which the Company has delivered to Buyer at least two (2) Business Days prior to the Closing Date;

(e) a certificate of the Company’s secretary certifying as complete and accurate a copy of the resolutions of the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and any other Ancillary Document delivered by the Company hereunder;

(f) a certificate of Seller’s secretary certifying as complete and accurate a copy of the resolutions of Seller’s board of directors (or equivalent thereof) authorizing the execution, delivery and performance of this Agreement and any other Ancillary Document delivered by Seller hereunder;

(g) the Payment Schedule;

(h) the Related Party Termination Agreements;

(i) evidence of the termination of the Company 401(k) Plan pursuant to Section 7.9(d);

(j) the Preliminary Closing Statement;

(k) evidence that the applicable members of the Company Group (i) have made all payments in respect of Bonuses pursuant to Section 7.9(e) and (ii) have made or will at the Closing make the RWI Costs pursuant to Section 7.17; and

(l) any other document required to be delivered by the Company or Seller at Closing pursuant to this Agreement.

3.3 Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Seller and the Company (unless delivered previously) the following:

(a) the Escrow Agreement, executed by Buyer;

(b) the Buyer Officer’s Certificate; and

(c) any other document required to be delivered by Buyer at Closing pursuant to this Agreement.

3.4 Withholding. Each party hereto (and their respective affiliates) (each a “Payor”) shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person, such amounts as such Payor is required to deduct and withhold with respect to the making of such payment under any Tax Law, provided, that, the Payor intending to withhold will notify such Person that it intends to deduct and withhold at least five (5) Business Days prior to the Closing Date and the Deferred Consideration Payment Date, if applicable, and shall reasonably cooperate with the Person to establish the Person’s entitlement to any reasonably available exemption or reduction in such deduction or withholding. To the extent that amounts are so deducted and withheld by a Payor pursuant to this Section 3.4 and timely paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding anything in this Agreement to the contrary, with respect to any compensatory payment required to be made pursuant to this Agreement, such amount, net of any amounts required to be deducted or withheld from such Person under any provision of applicable Law, shall be paid to such Person by the applicable member of the Company Group through its payroll system.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Except as set forth in the applicable section of the Company Disclosure Schedule that corresponds to the applicable section of this Article 4 (it being agreed that any matter disclosed in the Company Disclosure Schedule with respect to any section of this Agreement shall be deemed to have been disclosed with respect to any other section to the extent the applicability thereto is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

4.1 Organization and Qualification.

(a) Each member of the Company Group is a corporation or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of the jurisdiction of its formation or organization, as applicable. Section 4.1(a) of the Company Disclosure Schedule sets forth the jurisdiction of formation or organization (as applicable) for each member of the Company Group as of the date hereof. Each member of the Company Group has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not be expected to be materially adverse to the Company Group, taken as a whole.

(b) True and complete copies of the Governing Documents of each member of the Company Group have been made available to Buyer, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each member of the Company Group are in full force and effect, and each member of the Company Group is not in breach or violation of any provision set forth in its Governing Documents.

(c) Each member of the Company Group is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be expected to be materially adverse to the Company Group, taken as a whole.

4.2 Authorization and Enforceability. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company, as applicable, and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to Equitable Exceptions).

4.3 Capitalization of the Company Group.

(a) Except for changes to the extent permitted by or resulting from the issuance, grant, transfer or disposition of Equity Securities of the Company in accordance with (and as permitted by) Section 7.1, Section 4.3(a) of the Company Disclosure Schedule sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities (other than Company Incentive Equity) of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of the Company have been duly authorized, validly issued and are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company or any of its Affiliates is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law. Except as set forth on Section 4.3(a) of the Company Disclosure Schedule, or issued, granted or entered into in accordance with (and as permitted by) Section 7.1, the Company does not have any outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, equity or equity based rights, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company, or any obligation of the Company, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities. The Shares of the Company are free and clear of all Liens (other than transfer restrictions under applicable securities Law). There are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Shares of the Company.

(b) Section 4.3(b) of the Company Disclosure Schedule sets forth, except for changes to the extent permitted by or resulting from the acceleration or termination of any Company RSUs as permitted by Section 7.1, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each of the Company’s Subsidiaries issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of the Company’s Subsidiaries have been duly authorized, validly issued and are fully paid and non-assessable (where such concepts are recognized by applicable Law). Except as set forth on Section 4.3(b) of the Company Disclosure Schedule there are no outstanding equity appreciation, phantom equity, profit participation rights, options, restricted stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in each case, that could require any Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any Subsidiary. There are no voting trusts, proxies or other Contracts to which a member of the Company Group is party with respect to the voting or transfer of any Equity Securities of any Subsidiary.

(c) No member of the Company Group owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person (other than another member of the Company Group) or the right to acquire any such Equity Security, and no member of the Company Group is a partner or member of any partnership, limited liability company or joint venture.

(d) No member of the Company Group is subject to any obligations or requirements to make any investment (in the form of a loan or capital contribution) in any Person that is not a member of the Company Group.

(e) Section 4.3(e) of the Company Disclosure Schedule sets forth, as of the date hereof, a correct and complete listing of each outstanding Company Incentive Equity, in each case, setting forth the holder, the grant date, the number of Shares or units of Seller (as applicable) granted with respect to such Company Incentive Equity, the vesting schedule, the extent to which the Company Incentive Equity is vested as of the date hereof, the extent to which the Company Incentive Equity is unvested as of the date hereof and each Company Incentive Equity’s expiration date.

4.4 Consents and Governmental Authorizations; No Violations.

(a) Except as set forth in Section 4.4(a) of the Company Disclosure Schedule and other than in connection with the HSR Act and any applicable requirements of other Antitrust Laws, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority (the “Governmental Consents”) is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not be material to the Company Group, taken as a whole, or the transactions contemplated by this Agreement or the Ancillary Documents.

(b) Except as set forth in Section 4.4(b) of the Company Disclosure Schedule, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which any member of the Company Group is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s or any member of the Company Group’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any member of the Company Group is a party or (B) any Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any member of the Company Group or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any member of the Company Group, except in the case of clauses (ii) through (iv) above, as would not be material to the Company Group, taken as a whole.

4.5 Financial Statements; Undisclosed Liabilities.

(a) Section 4.5(a) of the Company Disclosure Schedule contains true, correct and complete copies of (a) an unaudited consolidated balance sheet and related consolidated statements of income and cash flows of the Company Group as of July 31, 2022 (the “Balance Sheet Date”) and (b) an audited consolidated balance sheet and related consolidated statements of income and cash flows (including all related notes and schedules) of the Company Group for the fiscal years ended January 31, 2022 and January 31, 2021 (the “Financial Statements”). The Financial Statements fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, none of which are individually or in the aggregate material to the Company Group, taken as a whole) in conformity with GAAP (except, in the case of the unaudited statements for the absence of footnotes and other presentation items and for normal year-end adjustments, none of which are individually or in the aggregate material to the Company Group, taken as a whole) applied on a consistent basis during the periods involved.

(b) No member of the Company Group has any material liabilities, debts, obligations, or claims against any of them (whether absolute, contingent, matured or unmatured), except for those liabilities and obligations (i) reflected or reserved against on the balance sheet of the Company, and its consolidated Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Financial Statements, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practices, or (iii) as of the date hereof, as set forth on Section 4.5(b) of the Company Disclosure Schedule.

(c) The Company Group has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with the appropriate officer’s general or specific authorization and (ii) transactions are recorded as reasonably necessary to permit the preparation of financial statements in conformity with GAAP.

4.6 Absence of Certain Changes. Except as disclosed on the Financial Statements or as set forth in Section 4.6 of the Company Disclosure Schedule, (a) since January 31, 2022, no member of the Company Group has experienced any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) since the Balance Sheet Date, except as expressly required by this Agreement, any Ancillary Document, or in connection with the transactions contemplated hereby and thereby, each member of the Company Group has conducted its respective business in the ordinary course in all material respects and (c) no member of the Company Group has taken any action which, if taken after the date hereof and prior to the Closing without the consent of Buyer, would constitute a breach of Section 7.1.

4.7 Legal Proceedings. Except as set forth in Section 4.7 of the Company Disclosure Schedule, there is no (and since the Lookback Date there has been no) Action pending or threatened in writing against any member of the Company Group. No member of the Company Group nor any of their respective properties or assets is subject to any material Order. There are no Actions by a member of the Company Group pending against any other Person.

4.8 Compliance With Laws; Permits.

(a) Each member of the Company Group (a) conducts (and since the Lookback Date has conducted) its business in accordance with all Laws and Orders applicable to such member of the Company Group and is not in violation of any such Law or Order, and (b) has not received any written communications from any Governmental Authority that allege that such member of the Company Group is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.

(b) Each member of the Company Group has, and since the Lookback Date has had, all approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority (the “Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not be or would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole. Except as is not and would not reasonably be expected to be, material to the Company Group, taken as a whole, (i) each Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Permit has been received by any member of the Company Group.

4.9 Trade Laws Compliance.

(a) Neither the members of the Company Group nor any of their respective officers, directors, or employees, or to the Knowledge of the Company, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing in relation to the Company Group, is or has been (i) a Person named on any Trade Laws-related list of designated Persons maintained by a Governmental Authority; (ii) located, organized or resident in a country or territory which is (or the government of which is) itself the subject of or target of comprehensive Trade Laws (at the time of this Agreement, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria, ); (iii) an entity fifty percent (50%) or more owned, directly or indirectly, by one or more Persons described in clause (i); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) to (iii), in each case, in violation of applicable Trade Laws, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.

(b) Each member of the Company Group has been in compliance with all applicable Trade Laws and has obtained, or is otherwise qualified to rely upon, all necessary import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Authority required for (i) the import, export and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals (the “Trade Approvals”).

(c) Section 4.9(c) of the Company Disclosure Schedule contains, as of the date hereof, a complete and accurate list of all material items (including software) manufactured, developed, or exported by the Company Group since the Lookback Date, including, for each item, the correct Export Control Classification Number (under the Commerce Control List of the Export Administration Regulations) or United States Munitions List Category (of the International Traffic in Arms Regulations), the date such classification was made and an indication whether the item was self-classified or was the result of an agency determination. The Company has established sufficient internal controls and procedures designed to ensure compliance with the Trade Laws.

4.10 Anti-Corruption Laws Compliance. Neither the members of the Company Group nor any of their respective officers, directors, or employees any of their other Representatives or any other authorized Persons acting for or on behalf of any of the foregoing, has, directly or indirectly, (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign official, political party or candidate or any other

Person for any improper purpose or (iii) otherwise made, offered, received, authorized, promised, paid or retained any improper payment, in each case in violation of any applicable Anti-Corruption Laws. The Company has maintained, and has caused each of its Subsidiaries to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies designed to ensure compliance with Anti-Corruption Laws in all material respects, and designed to ensure that all books and records of the Company Group accurately and fairly reflect, in reasonable detail, all material transactions and material dispositions of funds and assets in relation thereto. Neither the Company Group nor any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to any Anti-Corruption Law, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.

4.11 Material Contracts.

(a) Material Contracts. Section 4.11(a) of the Company Disclosure Schedule sets forth a list of the following Contracts to which a member of the Company Group is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 4.11(a) of the Company Disclosure Schedule, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 4.11(a) of the Company Disclosure Schedule if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of any member of the Company Group or to the placing of a Lien (other than any Permitted Lien) on any assets or properties of any member of the Company Group;

(ii) any Contract under which any member of the Company Group is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iii) any Contract under which any member of the Company Group is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such member of the Company Group, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv) any Contract for Leased Real Property;

(v) any joint venture, profit-sharing, legal partnership, or product research or development Contract;

(vi) any Contract that (a) limits or purports to limit, in any material respect, the freedom of any member of the Company Group or any of their respective controlled Affiliates to engage or compete in any line of business or with any Person or in any area, (b) contains any exclusivity, “most favored nation,” exclusive sales, exclusive distribution, exclusive marketing, or similar provisions, obligations or restrictions or (c) otherwise limits the right of the Company Group to hire, solicit or recruit potential employees, consultants or independent contractors, which would have a material adverse effect on the business or operations of the Company Group, taken as a whole;

(vii) any Contracts with customers, suppliers, partners or collaborators for the sharing of fees, the rebating of charges or other similar arrangements (except for customer contracts containing rebating of charges arrangements in the ordinary course of business consistent with past practice);

(viii) any Contract with any Significant Customer or Significant Supplier;

(ix) any Contract requiring any member of the Company Group to guarantee the liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the liabilities of a member of the Company Group, in each case, in excess of $500,000;

(x) other than in the ordinary course of business, any Contract under which any member of the Company Group has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case, in a manner that is material to the business of the Company Group, taken as a whole;

(xi) any Contract required to be disclosed on Section 4.20 of the Company Disclosure Schedule;

(xii) any Contract with any Person (A) pursuant to which any member of the Company Group (or Buyer or any of its Affiliates after the Closing) may be required to pay royalties, success fees or other contingent payments or (B) under which any member of the Company Group grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license (other than in customer Contracts for the licensing of Company Products in the ordinary course of business) or any other similar rights with respect to any Company Product, Company Intellectual Property or any other material asset or property of the Company;

(xiii) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current (x) manager, officer, employee, individual independent contractor or other service provider of a member of the Company Group whose annual on-target-earnings in respect of each fiscal year from February 1 to January 31 (“Annual OTE”) is in excess of $400,000 or (y) director, or (B) providing for any Change of Control Payment;

(xiv) any Contract for the disposition of any material portion of the assets or business of any member of the Company Group or for the acquisition by any member of the Company Group of the assets or business of any other Person (other than in the ordinary course of business or in excess of $1,000,000), or under which any member of the Company Group has any continuing obligation with respect to an “earn-out”, contingent purchase price or, other than in the ordinary course of business or in excess of $1,000,000, other contingent or deferred payment obligation;

(xv) any settlement, conciliation or similar Contract (A) involving payments in excess of $100,000, (B) with a Governmental Authority or (C) that imposes any material, non-monetary obligations on any member of the Company Group;

(xvi) any collective bargaining agreement or other Contract with any Union;

(xvii) any Contract required to be listed in Section 4.12(c) of the Company Disclosure Schedule;

(xviii) any Contract that results in any Person holding a power of attorney from the Company Group;

(xix) any Contract with any Governmental Authority;

(xx) any Contract that obligates the Company to purchase or license all or substantially all of its requirements of a particular product from a supplier, or for periodic minimum purchases or licenses of a particular product from a supplier;

(xxi) product research, development (whether contracted or shared) and manufacturing Contracts;

(xxii) any Contracts under which the Company agrees to indemnify any party for material Tax liabilities of such party or to share a material Tax liability of any party;

(xxiii) reseller or distributorship agreements, original equipment manufacturer (OEM) Contracts, or systems integrator Contracts, outside the ordinary course of business;

(xxiv) any Contracts outside the ordinary course of business consistent with past practice pursuant to which the Company may collect any Personal Information from any third parties;

(xxv) any Contract that constitutes a Company Related Party Transaction; and

(xxvi) any other Contract the performance of which requires either (A) annual payments to or from any member of the Company Group in excess of $2,000,000 or (B) aggregate payments to or from any member of the Company Group in excess of $3,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable member of the Company Group without penalty upon less than ninety (90) days’ prior written notice.

(b) Status of Material Contracts. (i) Each Material Contract is valid and binding on the applicable member of the Company Group and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such member of the Company Group and, to the Knowledge of the Company, the counterparties thereto (subject to Equitable Exceptions); (ii) the applicable member of the Company Group and, to the Knowledge of the Company, the counterparties thereto are not in breach of, or default under, any Material Contract; and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a breach of, or default under, any Material Contract by the applicable member of the Company Group or, to the Knowledge of the Company, the counterparties thereto. The Company has made available to Buyer true and complete copies of all Material Contracts and each other Contract disclosed on (or required to be disclosed on) the Company Disclosure Schedule, including any amendments, in effect as of the date hereof (other than purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material executory or continuing terms, conditions, obligations or rights). As used in the foregoing sentence, a Contract will be deemed to have been “made available” to Buyer if a copy of any such document has been posted in the VDR on or prior to the date hereof.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of (i) all Company Owned Intellectual Property included in clauses (i) through (iii) and (vii) of the definition of Intellectual Property that is registered, or subject to an application for registration with any Governmental Authority (collectively, “Company Registered Intellectual Property”), (ii) each material Company Product that is currently marketed, licensed, sold or offered for sale by any member of the Company Group as a separate product offering, and (iii) all material unregistered trademarks included in the Company Owned Intellectual Property.

(b) Each item of Company Registered Intellectual Property is in compliance with all legal requirements and subsisting, valid and enforceable. All necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid to the extent applicable, and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property. No item set forth on Section 4.12(b) of the Company Disclosure Schedule is the subject of any Action or Order that challenges the validity, enforceability or ownership of such item (excluding ordinary course rejections, rulings or other Orders that issue in the context of the application for registration of Intellectual Property).

(c) Section 4.12(c) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of (i) all Contracts that include licenses or other rights granted by the Company Group to any Person with respect to any Company Intellectual Property (“Licenses Out”) (excluding non-exclusive license agreements entered into by any member of the Company Group in the ordinary course of business consistent with past practice that do not include any rights with respect to source code, including such Contracts with current customers and end-users), and (ii) all Contracts that include licenses and other rights granted by any Person to the Company Group with respect to any Company Intellectual Property (“Licenses In”) (excluding Contracts related to off-the-shelf shrink wrap, click through or similar licenses for commercially available software that is licensed to any member of the Company Group in the ordinary course of business or is otherwise easily obtainable without material expense) (Licenses In and Licenses Out, collectively, the “IP Licenses”). Each member of the Company Group has taken reasonable steps to protect its Company Intellectual Property and its rights in and thereunder, and, to the Knowledge of the Company, no such rights to the Company Intellectual Property have been lost or are in current jeopardy of being lost through failure to act by any member of the Company Group, except for such issuances, registrations or applications that a member of the Company Group has abandoned, or permitted to expire or be cancelled, in its reasonable business judgment. No member of the Company Group and, to the Knowledge of the Company, no other party to the Licenses Out relating to Company Owned Intellectual Property is, in breach of, or default (with or without notice or lapse of time, or both) under, its obligations under such arrangements. If the terms of any License In require that customers of the Company Group enter into license or sublicense agreements with the Company Group to use the Company Intellectual Property that is the subject of such License In, then the Company Group has procured all such licenses or sublicenses from its customers. Except as set forth in Section 4.12(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company Group and the consummation of the transactions contemplated hereby will not, as the result of the operation of any Contracts to which any member of the Company Group is a party, impair the rights of the Company Group to use, practice, operate under, license, sublicense, dispose of, or bring suit for infringement of any of the Company Intellectual Property and rights to the Company Intellectual Property licensed to the Company pursuant to the IP Licenses where a member of the Company Group is the licensee, to the same extent that the Company Group would have been able to had the transactions contemplated hereby not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company Group would otherwise be required to pay, except where such impairment would not be material to the Company Group, taken as a whole.

(d) Except as set forth in Section 4.12(d) of the Company Disclosure Schedule, a member of the Company Group (i) exclusively owns the Company Intellectual Property which is owned or purported to be owned by the Company Group and (ii) is a party to a valid and binding license for the Company Intellectual Property licensed to the Company Group (excluding Contracts related to off-the-shelf shrink wrap, click through or similar licenses for commercially available software that is licensed to the Company Group in the ordinary course of business or is otherwise easily obtainable without material expense); and the Company Intellectual Property constitutes all Intellectual Property necessary for the conduct of the business of the Company Group as currently conducted, including the development, production, maintenance, support, distribution, marketing or sale of Company Products.

(e) Except as set forth in Section 4.12(e) of the Company Disclosure Schedule, since the Lookback Date, (i) no member of the Company Group has received any written claim, notice, or communication alleging that any member of the Company Group has violated, misappropriated, or infringed the Intellectual Property of any third party, and (ii) the Company Group has not violated, misappropriated, or infringed, and is not violating, misappropriating or infringing, by conducting its business as currently conducted, the Intellectual Property of any third party.

(f) Except as set forth in Section 4.12(f) of the Company Disclosure Schedule, since the Lookback Date, (i) no member of the Company Group has sent any written claim, notice, or communication alleging that any third party violated, misappropriated, or infringed any Company Owned Intellectual Property, and (ii) to the Knowledge of the Company, no third party has violated, misappropriated, or infringed any Company Owned Intellectual Property.

(g) The Company Group has taken reasonable and appropriate steps to protect and maintain the confidentiality of any trade secrets included in the Company Owned Intellectual Property. There has not been any unauthorized access to or disclosure of any such trade secrets included in the Company Owned Intellectual Property.

(h) The Company Group owns or has valid licenses for, and possesses, all of the source code for Company Products owned, distributed or presently supported by the Company Group, in each case, to the extent such source code was either developed by or for the Company Group or licensed and made available to the Company Group in source code form. The software developed by the Company Group for the Company Products has been written in a way that such software may be understood in a commercially reasonable manner by reasonably competent programmers certified in the applicable programming languages. For the avoidance of doubt, the software referred to in the preceding sentence shall include any and all bug tracking, source code management and other information technology systems that have been programmed, designed or otherwise developed in any way by or on behalf of the Company Group.

(i) No member of the Company Group has (i) transferred ownership of, or entered into any Contract under which it has, or may have, the obligation to transfer any ownership of, or granted any exclusive license to use or distribute (or entered into any Contract under which it has, or may have, the obligation to grant any exclusive license to use or distribute), or authorized the retention of any exclusive rights to use or joint ownership of, any Company Intellectual Property, to any other Person, (ii) permitted the rights of the Company Group in any Company Intellectual Property to lapse or enter the public domain, except for such issuances, registrations or applications of or for Intellectual Property that the Company Group has abandoned, or permitted to expire or be cancelled, in its reasonable business judgment, (iii) entered into any Contract under which it has granted any covenant not to sue, assert or exploit any such Company Intellectual Property, or (iv) entered into any Contract under which it has granted any Person the right to bring a lawsuit for infringement or misappropriation of any such Company Intellectual Property.

(j) No member of the Company Group has created any customized Intellectual Property for any of its customers that is contained in the Company Product that is then offered or sold to any other customers pursuant to any Contracts with such other customers and for which such original customer could claim or has claimed ownership.

(k) No government, military or quasi-governmental funding, facilities of a university, college, other educational institution or research center was used by any member of the Company Group in the development of any Company Owned Intellectual Property. To the Knowledge of the Company, no employee, agent, consultant or independent contractor of any member of the Company Group, who was involved in, or who contributed to, the creation or development of any Company Owned Intellectual Property, has (i) performed services for the government, university, college or other educational institution or research center, or any other Person during a period of time during which such employee, consultant or independent contractor was also performing similar services for the applicable member of the Company Group, or (ii) entered into a Contract with such an entity providing for any license to such Company Owned Intellectual Property.

(l) Except as set forth on Section 4.12(l) of the Company Disclosure Schedule, none of the Company Products incorporates, includes, is distributed together with, or is compiled with, or linked with any Open Source Software. Section 4.12(l) of the Company Disclosure Schedule describes the license under which each of the excepted Open Source Software is licensed to the Company, as of the date hereof; and with which of the Company Product(s) the excepted Open Source Software was incorporated, included, distributed together with, compiled with, or linked with. The Company has in all material respects complied with all of the requirements of each license applicable to any Open Source Software used or distributed by it. Except as set forth on Section 4.12(l) of the Company Disclosure Schedule, no member of the Company Group has provided (nor is it obligated to provide, nor will the closing of the transactions contemplated hereby obligate the Company to provide) any source code of Company Products to any third party and except as set forth in Contracts made available to Buyer, no source code of Company Products is subject to any Contract that would require any member of the Company Group to disclose, license, transfer, or escrow or otherwise provide any source code of Company Products to any third party. Except as set forth on Section 4.12(l) of the Company Disclosure Schedule, no member of the Company Group, or to the Knowledge of the Company, any other Person, has published or otherwise made public any of the Company’s proprietary software included in the Company Products, other than through licensing of object code versions. Each copy of the Company Products distributed by the Company Group was at the time of distribution, and to the Knowledge of the Company is, the subject of a valid, existing and enforceable license agreement.

(m) Each member of the Company Group has taken all appropriate steps to protect its rights in, and the confidentiality of, the Company Intellectual Property, and all other confidential or proprietary information belonging to Company Group, developed by the applicable member of the Company Group, or provided by any other Person to the Company Group. Without limiting the foregoing, (x) each member of the Company Group has, and enforces, a policy requiring each of its employees, consultants and contractors to execute enforceable proprietary information, assignment of inventions and confidentiality agreements assigning to the Company Group all rights in any Intellectual Property developed for the Company Group, copies of forms of which have been made available to Buyer, and (y) all employees and all consultants and contractors of each member the Company Group, have executed such an agreement, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Intellectual Property, taken as a whole. The Company Group has recorded all assignments of any Company Registered Intellectual Property assigned to the Company Group with the relevant Governmental Authority in accordance with applicable laws and regulations in each jurisdiction in which such assignment is required to be recorded. No employee, consultant or independent contractor of any member of the Company Group is obligated under any agreement or commitment, or subject to any judgment, decree or order of any court or administrative agency, that could interfere with such employee, consultant or independent contractor’s duties to the Company Group, or that could conflict with the conduct of the business of the Company Group.

(n) The Company Products conform in all material respects to the written specifications therefor and as the Company Group has warranted to its customers are free from significant or material defects. The Company Products do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, malware, spyware, bugs, faults or other devices or effects created or intentionally included in the Company Products to (i) enable or assist or could enable or assist any Person to access without authorization the Company Products, or (ii) disrupt the permitted operation of the Company Products, except as expressly disclosed in its documentation, or (iii) have or could have an adverse impact on the operation of other software or operating systems on which the Company Products operate.

(o) No Person has claimed against the Company Group or, to the Knowledge of the Company, has reason to claim that any Person employed by or affiliated with the Company Group has (i) violated or may be violating any of the terms or conditions of such Person’s employment, non-competition, non-disclosure or similar agreement with such third Person, (ii) disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third Person, or (iii) interfered or may be interfering in the employment relationship between such third Person and any of its employees. No Person employed by the Company Group has used any trade secret or any information or documentation proprietary to any other Person (other than pursuant to a License In) in connection with the business of the Company Group or any Company Products.

(p) No moral rights have been asserted against the Company Group or, to the Company’s Knowledge, are likely to be asserted which would affect the use of the Company Intellectual Property.

(q) The Company IT Assets are sufficient in all material respects to meet the business requirements of the business of the Company Group as currently conducted. The Company IT Assets have not malfunctioned or failed at any time a manner that materially disrupted the operations of Company Group. Each member of the Company Group maintains commercially reasonable backup and business continuity plans, procedures, and facilities. The

Company IT Assets do not contain any malware or other similar code intentionally designed to permit unauthorized access to, maliciously disable, encrypt or erase software. Each member of Company Group has implemented and maintained in effect reasonable security measures, consistent with general industry practices, with respect to third-party source code or other rights of any third party in any trade secrets, in each case, including in the Company Intellectual Property.

4.13 Data Privacy and Security.

(a) Each member of the Company Group involved in the collection or Processing of Personal Information has posted written privacy notices relating to the Processing of Personal Information (“Privacy and Data Security Policies”) and is and has since the Lookback Date (or since such Privacy and Data Security Policy was posted, whichever is later) been in compliance with such Privacy and Data Security Policies in all material respects.

(b) There are no pending Actions, nor has there been any Actions against any member of the Company Group initiated by (i) any Person, (ii) the United States Federal Trade Commission, any state attorney general or similar state official, (iii) any other Governmental Authority, or (iv) any regulatory entity or self-regulatory entity, in each case, alleging that any Processing of Personal Information by or on behalf of a member of the Company Group is in violation of any applicable Privacy Laws.

(c) Since the Lookback Date, to the Knowledge of the Company, there has been no material unauthorized access, use, acquisition or disclosure of Personal Information, or confidential business information in the possession or control of any member of the Company Group, and, to the Knowledge of the Company, any third party service provider of the Company and there have been no material unauthorized intrusions into or Security Breaches of any member of the Company Group’s systems networks, communication equipment or other technology necessary for the operations of the Company Group’s business. There is no unauthorized code in any of the Company Products. Since the Lookback Date, no member of the Company Group has provided or has been obligated to provide notice under any Privacy and Security Requirements regarding any Security Breach or unauthorized access to or use of any Company IT Assets or Personal Information.

(d) The Company Group is and has been in material compliance with all applicable Privacy and Security Requirements since the Lookback Date.

(e) The Company Group has implemented and maintains adequate physical, technical and administrative safeguards designed to protect the privacy, operation, confidentiality, integrity and security of all Company IT Assets and Personal Information in its possession or control from unauthorized access by any Person, including each member of the Company Group’s employees and contractors, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole. The Company Group has implemented reasonable procedures, satisfying the requirements of applicable Privacy and Security Requirements, to detect data security incidents and to protect Personal Information against loss and against unauthorized access, use, modification, disclosure, or other misuse.

(f) The members of the Company Group have taken commercially reasonable measures designed to ensure all material third party service providers, outsourcers, processors, or other third parties Processing Personal Information, in each case on behalf of the Company Group, (i) use commercially reasonable measures designed to comply with applicable Privacy and Security Requirements, and (ii) use reasonable security measures with respect to Personal Information.

(g) Each member of the Company Group: (i) conducts periodic vulnerability testing and risk assessments, and has procedures for identifying security incidents related to, their respective systems and products (collectively, “Information Security Reviews”); (ii) has procedures reasonably designed to correct any material exceptions or vulnerabilities identified in such Information Security Reviews; (iii) has made available true and accurate copies of all material third-party Information Security Reviews conducted in the past two (2) years; and (iv) has procedures surrounding the timely installation of software security patches and other fixes to identified technical information security vulnerabilities. Each member of the Company Group provides its employees with regular training on privacy and data security matters.

4.14 Customers and Suppliers.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Schedule, the Company Group has no outstanding material disputes concerning its products and/or services with any customer who was one of the twenty-five (25) largest customers by exit annual recurring revenue of or to the Company Group in the year ended January 31, 2022 (each, a “Significant Customer”). Each Significant Customer is listed on Section 4.14(a) of the Company Disclosure Schedule. No Significant Customer has communicated to a member of the Company Group in writing that it intends to terminate or materially modify existing Contracts or its relationship with the applicable member of the Company Group, nor does the Company have any Knowledge of any Significant Customer’s intent to discontinue its relationship or reduce or materially modify existing Contracts.

(b) Except as set forth on Section 4.14(b) of the Company Disclosure Schedule, the Company Group has no outstanding material disputes concerning products and/or services provided by any supplier who, in the year ended January 31, 2022, was one of the ten (10) largest suppliers of products and/or services to the Company, based on amounts paid or payable with respect to such period (each, a “Significant Supplier”). Each Significant Supplier is listed on Section 4.14(b) of the Company Disclosure Schedule. No Significant Supplier has communicated to a member of the Company Group in writing that it intends to terminate or materially modify existing Contracts or its relationship with the applicable member of the Company Group, nor does the Company have any Knowledge of any Significant Supplier’s intent to discontinue its relationship or reduce or materially modify existing Contracts.

4.15 Real Property.

(a) No member of the Company Group owns any real property.

(b) Section 4.15(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all real property leased by any member of the Company Group (the “Leased Real Property”) and all Real Property Leases pursuant to which any member of the Company Group is a tenant or landlord as of the date of this Agreement. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable member of the Company Group party thereto, enforceable in accordance with its terms against such member of the Company Group and, to the Knowledge of the Company, each other party thereto (subject to Equitable Exceptions). There is no breach or default by any member of the Company Group or, to the Knowledge of the Company, any third party under any Real Property Lease, and, to the Knowledge of the Company, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases. Except as disclosed on Section 4.15(b) of the Company Disclosure Schedule, (i) no member of the Company Group has received any written notice from the other party to any Real Property Lease of the termination or proposed termination thereof, and (ii) no member of the Company Group has received any written notice from any Governmental Authority (a) of any pending or threatened expropriation, condemnation or eminent domain proceedings or their local equivalent affecting or relating to such Leased Real Property, or (b) that the use and occupancy of such Leased Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violate in any material respect the applicable Real Property Leases or applicable Laws.

4.16 Personal Property. Each member of the Company Group has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and material tangible properties of the Company Group used in the conduct of the business of the applicable member of the Company Group, free and clear of all Liens other than Permitted Liens. The material tangible assets of each member of the Company Group are in good operating condition and repair, normal wear and tear excepted, have been maintained in the ordinary course and are not dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course.

4.17 Employee Benefit Matters.

(a) (i) Set forth on Section 4.17(a)(i) of the Company Disclosure Schedule is a true and complete list, as of the date hereof, of each material Company Benefit Plan that is not a Company Foreign Plan, and (ii) Section 4.17(a)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all material Company Foreign Plans.

(b) As applicable with respect to each material Company Benefit Plan, the Company has made available to Buyer true and complete copies of (i) each such Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three most recently filed annual reports (Form 5500 and all schedules thereto), (v) the current IRS determination, opinion or advisory letter, and (vi) any material, non-routine correspondence with any Governmental Authority since the Lookback Date.

(c) Each Company Benefit Plan has been established, maintained and administered in compliance in all material respects with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto. No Company Benefit Plan is, or since January 1, 2019, has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program.

(d) Each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion or advisory letter issued by the IRS, and, to the Knowledge of the Company, (i) there are no existing facts or circumstances that would reasonably be expected to adversely affect the qualified status of any such plan or (ii) require corrective action to the IRS Employee Plans Compliance Resolution System to maintain such qualification.

(e) Other than premium reimbursement for continuation coverage for a period of 12 months or less as set forth in the applicable severance plan, individual offer letter or employment agreement made available to Buyer, no Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company Group, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than coverage mandated by Part 6 of Subtitle B of Title I of ERISA or similar Law.

(f) All material contributions and other material amounts payable by the Company Group with respect to each Company Benefit Plan have been timely paid or accrued (with respect to amounts not yet due) in accordance with GAAP and the terms of the applicable Company Benefit Plan.

(g) No member of the Company Group, nor any ERISA Affiliate, has since January 1, 2019, sponsored, maintained, contributed to or been required to contribute to, or had any liability or obligation with respect to (i) any employee benefit plan subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, (iv) a funded welfare benefit plan within the meaning of Section 419 of the Code, or (v) a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(h) There are no pending or, to the Knowledge of the Company, threatened claims, litigation, governmental administrative proceedings or audits (other than routine claims for benefits) with respect to any Company Benefit Plan, and to the Knowledge of the Company there is no reasonable basis for any such litigation or proceeding. No member of the Company Group nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been satisfied in full.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current employee, consultant or officer of the Company Group to material severance pay, except as provided in this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of benefits or compensation due to any such employee, consultant or officer, except as provided in this Agreement, (iii) further restrict the rights of the Company to amend or terminate any Company Benefit Plan, or (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(j) Each Company Benefit Plan may be amended, terminated, or otherwise modified (including cessation of participation) by a member of the Company Group in accordance with its terms. Except as set forth on Section 4.17(j) of the Company Disclosure Schedule, no member of the Company Group has announced its intention to modify or adopt any material arrangement or program which, once established, would come within the definition of a Company Benefit Plan, other than (x) the Pre-Closing Steps, and (y) employment agreements with non-officer employees whose Annual OTE is not in excess of $400,000 terminable by the Company Group for any reason upon less than thirty (30) days’ notice without incurring any liability in excess of statutory requirements.

(k) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) Each Class B Unit in Seller is intended to constitute a “profits interest” for U.S. federal income tax purposes and was granted with a distribution threshold such that the holder of the Class B Unit in Seller would not, with respect to such Class B Unit, receive a share of the proceeds of Seller if the Seller’s assets were sold at fair market value and the proceeds were distributed in complete liquidation of the Seller in accordance with the Seller’s limited partnership agreement.

(m) Except as otherwise set forth on Section 4.17(m) of the Company Disclosure Schedule, no Company Benefit Plan provides for any tax “gross-up” or similar “make-whole” payments.

(n) With respect to each Company Foreign Plan, the fair market value of the assets of each funded Company Foreign Plan (including the liability of any insurer to any such Company Foreign Plan) is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Company Foreign Plan according to the actuarial assumptions and valuations most recently used to determined employer contributions to such Company Foreign Plan and none of the transactions contemplated by this Agreement will cause such assets or insurance obligations to be materially less than such benefit obligations. Each Company Foreign Plan required or intended to be registered, qualified or approved under applicable law has in fact been registered, qualified or approved, as the case may be, under applicable law and has been maintained in good standing with applicable regulatory authorities in all material respects.

4.18 Taxes.

(a) Each member of the Company Group has prepared and filed all Income Tax and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects insofar as it reflects the ultimate Tax liability due, and each member of the Company Group has timely paid all Income Taxes and other material amounts of Taxes required to have been paid by it regardless of whether shown as due on a Tax Return.

(b) Each member of the Company Group has timely withheld, collected, or deposited and paid to the appropriate Tax authority all material amounts required to have been withheld, collected, or deposited and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c) No member of the Company Group is currently the subject of a Tax audit or examination with respect to a material amount of Taxes. No member of the Company Group has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to a material amount of Taxes. No deficiency for any Taxes has been asserted, proposed, or threatened against any member of the Company Group in writing, which deficiency has not been paid in full, and no member of the Company Group has been notified in writing of any such deficiency that is reasonably likely to be asserted.

(d) No member of the Company Group has consented to extend or waive the time in which any material amount of Tax may be assessed or collected by any Tax authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax authority with respect to a member of the Company Group which agreement or ruling would be effective after the Closing Date.

(f) No member of the Company Group is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law).

(g) All related party transactions involving the Company Group have been conducted on arms’ length terms according to documented transfer pricing policies in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law.

(h) There are no Liens for Taxes on any assets of the Company Group other than Permitted Liens.

(i) During the two (2) year period ending on the date of this Agreement, no member of the Company Group was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(j) No member of the Company Group (i) has been a member of a consolidated, combined, unitary or aggregate group of which a member of the Company Group (or any predecessor thereof) was not the ultimate parent or (ii) has any actual unpaid liability for Taxes of any person (other than a member of the Company Group) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, or by contract, in each case other than pursuant to or arising from agreements entered into in the ordinary course of business consistent with past practice or the primary purpose of each of which does not relate to Taxes.

(k) No written claims have ever been made by any Tax authority in a jurisdiction where a member of the Company Group does not file Tax Returns with respect to a particular type of Tax that such member is or may be subject to a Tax liability or to a Tax Return filing requirement in that jurisdiction, which claims have not been resolved or withdrawn.

(l) No member of the Company Group is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than a Contract entered into in the ordinary course of business or that is not primarily related to Taxes).

(m) Each member of the Company Group is a tax resident only in its country of formation.

(n) No member of the Company Group has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. Except as set forth on Section 4.18(n) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries directly owns stock or other ownership interests in any corporation which is a passive foreign investment company within the meaning of Section 1297 of the Code or owns an ownership interest in a partnership, joint venture, limited liability company, or other entity taxed as a partnership or other pass-through entity for U.S. federal Income Tax purposes, in each case, for which it has received a Schedule K-1.

(o) No member of the Company Group will be required to include any material amounts of items of income in, or exclude any material amounts of items of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing, (iii) intercompany transactions described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state or local Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing, or (v) prepaid amount received on or prior to the Closing.

4.19 Insurance. Section 4.19 of the Company Disclosure Schedule sets forth a list of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any member of the Company Group as of the date of this Agreement (the “Insurance Policies”). Section 4.19 of the Company Disclosure Schedule contains a list of all claims made against the Insurance Policies (or policies of which such policies are a renewal or replacement) prior to the date hereof and since the Lookback Date. Except as set forth in Schedule 4.19 of the Company Disclosure Schedule, as of the date of this Agreement, no claim by any member of the Company Group is pending under any such policies as to which coverage: (a) has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, or (b) has or will exceed the applicable limit of liability of such policy. Except for matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, (a) all such material insurance policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Buyer, (b) no member of the Company Group is in breach or default of any of its insurance policies, and no member of the Company Group has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of such policies, and (c) other than in connection with ordinary course renewals, the Company Group has not received any written notice of termination, cancellation, non-renewal or material increase in premium with respect to any such policy.

4.20 Related Party Transactions. Section 4.20 of the Company Disclosure Schedule sets forth all Contracts between (a) any member of the Company Group, on the one hand, and (b) any officer, director, employee, partner, member, manager, equityholder, or Affiliate of any member of the Company Group or Seller (other than, for the avoidance of doubt, any other member of the Company Group) or any family member of the foregoing Persons in clause (b) who are natural persons (“Family Member”), on the other hand (each Person identified in this clause (b), a “Company Related Party”), in each case, as of the date hereof, other than (i) Contracts entered into in the ordinary course of business and on arms-length terms with Silver Lake Portcos, (ii) Contracts with respect to an employee’s, director’s or officer’s (other than any employee, director or officer that is a Family Member) employment with (including benefit plans and other ordinary course compensation from) any member of the Company Group entered into in the ordinary course of business and (iii) Contracts entered into after the date hereof that are either permitted pursuant to Section 7.1(b) or entered into in accordance with Section 7.1(b) (such Contracts, arrangements, understandings, interests and other matters, the “Company Related Party Transactions”). Except as set forth in Section 4.20 of the Company Disclosure Schedule and other than any Contracts entered into in the ordinary course of business and on arms-length terms with Silver Lake Portcos, no Company Related Party (A) owns any interest in any material asset used in any Company Group’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, lender, partner, lessor, lessee or other material business relation of any member of the Company Group or (C) owes any material amount to, or is owed any material amount by, any member of the Company Group (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other Contracts entered into in accordance with clause (iii) of the immediately preceding sentence.

4.21 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) the Company Group is, and since the Lookback Date has been, in compliance with all applicable Environmental Laws, including obtaining and complying with all permits required under Environmental Law, (b) since the Lookback Date, no member of the Company Group has received any written notices from any Governmental Authority alleging that any member of the Company Group is in violation of or subject to liability under any Environmental Law, (c) there are no Actions, suits, inquiries, investigations or proceedings pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group, alleging a violation of or liability under Environmental Law, (d) no member of the Company Group nor, to the Knowledge of the Company, any other Person, has released any Hazardous Substances at, into or from the Leased Real Property in a manner or to a degree that would reasonably be expected to result in liability or investigatory or remedial obligations for the Company Group, and (e) Seller has made available to Buyer copies of all material environmental reports, assessments or audits in the possession of the Company Group relating to the compliance of the Company Group with Environmental Law or the environmental condition of the Leased Real Property.

4.22 Labor and Employees.

(a) Seller has provided Buyer with a true and accurate list, as of the date hereof, the name or employee number, title, location, and date of hire of: (i) each current employee of each member of the Company Group, (ii) each current individual consultant or individual independent contractor of each member of the Company Group, and (iii) each person who has been offered employment with the Company Group and such an offer remains outstanding, as well as the base rate of compensation of each individual disclosed in (i) through (iii). Except as set forth on Section 4.22(a)(ii) of the Company Disclosure Schedule, the employment of all employees of each member of the Company Group is “at will” and may be terminated by the respective Company Group member without payment of any severance or other similar compensation other than accrued compensation, in each case in excess of statutory requirements. The Company Group has provided to Buyer accurate and complete records of service credit of all employees and other persons subject to any Company Benefit Plan. No member of the Company Group has, and, to the Knowledge of the Company, no other Person (other than Buyer and its Affiliates) has, (i) entered into any agreement that obligates or purports to obligate any member of the Company Group or Buyer to make an offer of employment to any employee, consultant or contractor of any Company Group member of any terms or conditions of employment with Buyer following the Closing, except for conveying any terms or conditions indicated by the Buyer, directly or indirectly.

(b) Each member of the Company Group is and has at all times since the Lookback Date been, in compliance in all material respects with all applicable Laws respecting employees, consultants, independent contractors, employment, employment practices, including provisions thereof relating to immigration, employee classification under the Fair Labor Standards Act of 1938, as amended, and any similar Law of any state or jurisdiction, terms and conditions of employment and wages and hours. Since the Lookback Date, (i) no member of the Company

Group has or has had, any material liability for any past due wages or other compensation for services (including salaries, wage premiums or bonuses) to their current or former employees, directors, officers or other service providers, or any penalty, fine or other sum for failure to pay such compensation in a timely manner, (ii) no member of the Company Group has or has had any material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any member of the Company Group (other than routine payments to be made in the normal course of business and consistent with past practice), and (iii) the Company Group has withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees, independent contractors or other service providers of each member of the Company Group, except, in each case, as has not and would not reasonably be expected to result in, individually or in the aggregate, material liability to such member of the Company Group.

(c) There are, and since the Lookback Date have been, no: (i) material investigations, charges or other claims of employment discrimination pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group at the Equal Employment Opportunity Commission or any comparable local, state or foreign human rights agency; (ii) material investigations, charges or other claims pending or, to the Knowledge of the Company, threatened in writing against the Company by the United States Department of Labor or comparable state or foreign agency regarding wage and hour issues, including, but not limited to the Fair Labor Standards Act, and the Family and Medical Leave Act, or (iii) material occupational health and safety investigations, charges or other claims pending against the Company brought by an employee, former employee, the Occupational Safety and Health Administration (OSHA) or any local, state or foreign equivalent, and, to the Knowledge of the Company, there have been no such filed claims since the Lookback Date; and in each case, no such investigations, charges, or other claims are currently pending against any member of the Company Group.

(d) Except as set forth in Section 4.22(d) of the Company Disclosure Schedule, no member of the Company Group has any “leased employees” within the meaning of Section 414(n) of the Code or any independent contractors or other individuals, in each case who should be recognized by the Company Group member as employees but are not.

(e) Since the Lookback Date, (i) there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or similar Law (“WARN”) related to any member of the Company Group, and (ii) the Company Group has not incurred any material liability under WARN that has not been satisfied.

(f) No member of the Company Group is a party to or bound by any collective bargaining agreements or other Contracts with any labor union, works council, labor organization or other employee representative (each, a “Union”) nor, to the Knowledge of the Company, is there any duty on the part of any member of the Company Group to bargain or consult with, or provide notice to, any Union which is representing any employee of the Company Group, in connection with the execution of this Agreement or the transactions contemplated by this Agreement. No employee of any member of the Company Group is represented by a Union with respect to his or her employment with such member of the Company Group. Since the Lookback Date there has been no pending or, to the Knowledge of the Company, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any member of the Company Group. To the Knowledge of the Company, since the Lookback Date, there have been no pending or threatened labor organizing activities with respect to any employees of any member of the Company Group.

(g) Except as set forth in Section 4.22(g) of the Company Disclosure Schedule, no employee reduction-in-force, facility closure or shutdown (whether voluntary or by Order), furlough, material reduction in hours or material reduction in salary or wages, in each case affecting a group of twenty-five (25) or more employees of any member of the Company Group, has occurred since March 1, 2020, including as a result of or in connection with COVID-19 or any COVID-19 Measure.

(h) To the Knowledge of the Company, no executive, employee or group of employees with annualized base compensation at or above $300,000, of any member of the Company Group has given notice of termination of employment with any of member of the Company Group with respect to the twelve (12) month period following the Closing Date. To the Knowledge of the Company, no executive or employee has been the subject of any allegations of sexual harassment, sexual assault or other similar sexual misconduct or sexual discrimination in connection with his or her employment with the Company Group since the Lookback Date.

4.23 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.23 of the Company Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any member of the Company Group has any obligation.

4.24 Accounts Receivable; Accounts Payable.

(a) All of the accounts, notes and other receivable reflected on the Financial Statements and all accounts, notes and other receivables of the Company Group as of the Closing Date are valid and enforceable claims, rose from bona fide, arm’s length transactions in the ordinary course of business, are not subject to any set-off or counterclaim, and are collectible (after taking into consideration the Company’s allowance for bad debt determined in a manner consistent with the Company Group’s historical policy and methodology) in the ordinary course of business. Since the Balance Sheet Date, the Company and its subsidiaries have collected their accounts receivable in the ordinary course of business and in a manner which is consistent with past practices. The receivables outstanding at Closing do not reflect any changes in discounts, rebates or other benefits offered to customers outside of the ordinary course of business.

(b) All accounts payable and notes payable of the Company Group arose in bona fide arm’s length transactions in the ordinary course of business and no such account payable or note payable is delinquent in its payment outside of the ordinary course of business.

Since the Balance Sheet Date, the Company Group has paid its accounts payable in the ordinary course of business and in a manner which is consistent with its past practices and has not delayed or postponed the payment of its accounts payable.

4.25 Disclaimer. Notwithstanding anything to the contrary contained in this Agreement, none of the Company Group, Seller or any of the Seller Related Parties, nor any of their respective Representatives or advisors, has made, or shall be deemed to have made, to Buyer or any other Person any representations or warranty other than those expressly made by the Company in this Article 4 or Seller in Article 5, as applicable, in any certificate delivered pursuant to Section 3.2, Article 8 or Article 9 or as set forth in any Ancillary Document (collectively, the “Seller/Company Representations”). Without limiting the generality of the foregoing, no representation or warranty has been made or is being made herein to Buyer or any other Person (a) as to merchantability, suitability or fitness for a particular purpose, or quality, with respect to any tangible assets or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent (or any other representation or warranty referred to in section 2-312 of the uniform commercial code of any applicable jurisdiction), (b) with respect to any projections, forecasts, business plans, estimates or budgets delivered to or made available to Buyer or any other Person, or (c) with respect to any other information or documents made available at any time to Buyer or any other Person; provided, however, that nothing in this Section 4.25 or elsewhere in this Agreement shall have any effect on any representation or warranty in the Seller/Company Representations.

4.26 No Inducement or Reliance. The Company has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Buyer (or its Affiliates, officers, directors, employees, agents or other Representatives) that are not expressly set forth in the Buyer Representations, whether or not any such representations, warranties or statements were made in writing or orally; provided, however, that nothing in this Section 4.26 or elsewhere in this Agreement shall have any effect on any representation or warranty in the Seller/Company Representations or the Buyer Representations.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

5.1 Organization and Power. Seller is duly organized, validly existing and in good standing (to the extent such concept is applicable) under the Laws of the State of Delaware and has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the sale of the Shares. Seller has full power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the sale of the Shares.

5.2 Authorization and Enforceability. The execution and delivery of this Agreement and the performance by Seller of the sale of the Shares has been duly authorized by Seller and no other limited partnership proceedings on the part of Seller (including any vote or approval) are necessary to authorize the execution, delivery and performance of its obligations under this Agreement or the consummation of the sale of the Shares. This Agreement has been duly authorized, executed and delivered by Seller and constitutes a valid and legally binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to Equitable Exceptions.

5.3 Ownership. Seller is the legal and beneficial owner of all of the Shares, free and clear of any Lien other than transfer restrictions under applicable securities Laws. Other than as set forth on Section 5.3 of the Company Disclosure Schedule, Seller is not a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or shareholders agreement with respect to the sale or voting of any Equity Securities of the Company.

5.4 No Violation. The execution and delivery by Seller of this Agreement, consummation of the sale of the Shares and compliance with the terms of this Agreement applicable to Seller will not (a) conflict with or violate any provision of the Governing Documents of Seller, (b) conflict with or violate in any material respect any Law applicable to Seller, or (c) result in the creation of, or require the creation of, any Lien upon any Shares, except, in the case of clause (b), to the extent such conflict or violation would not, individually or in the aggregate, reasonably be expected to materially impair or delay Seller’s ability to perform its obligations hereunder.

5.5 Governmental Authorizations and Consent. No Governmental Consents are required to be obtained or made by Seller in connection with the execution, delivery and performance of this Agreement or the consummation by Seller of the sale of the Shares, other than those Governmental Consents listed in Section 5.5 of the Company Disclosure Schedule, and except for those for which the failure to obtain such Governmental Consents would not, individually or in the aggregate, reasonably be expected to materially impair or delay Seller’s ability to perform its obligations hereunder.

5.6 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 5.6 of the Company Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which Seller has any obligation.

5.7 Disclaimer. Notwithstanding anything to the contrary contained in this Agreement, none of the Company, Seller or any of the Seller Related Parties, representatives or advisors has made, or shall be deemed to have made, to Buyer or any other Person any representations or warranty other than those expressly made in the Seller/Company Representations, as applicable. Without limiting the generality of the foregoing, no representation or warranty has been made or is being made herein to Buyer or any other Person (i) as to merchantability, suitability or fitness for a particular purpose, or quality, with respect to any tangible assets or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent (or any other representation or warranty referred to in section 2-312 of the uniform commercial code of any applicable jurisdiction), (ii) with respect to any projections, forecasts, business plans, estimates or budgets delivered to or made available to Buyer or any other Person, or (iii) with respect to any other information or documents made available at any time to Buyer or any other Person; provided, however, that nothing in this Section 5.7 or elsewhere in this Agreement shall have any effect on any representation or warranty in the Seller/Company Representations.

5.8 No Inducement or Reliance. Seller has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Buyer (or any of Buyer’s Affiliates, officers, directors, employees, agents or representatives) that are not expressly set forth in the Buyer Representations, whether or not any such representations, warranties or statements were made in writing or orally; provided, however, that nothing in this Section 5.8 or elsewhere in this Agreement shall have any effect on any representation or warranty in the Buyer Representations.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller and the Company as of the date hereof and as of the Closing as follows:

6.1 Organization and Power. Buyer is duly organized, validly existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of organization and has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the sale and purchase of the Shares. Buyer has full power and authority to execute, deliver and perform this Agreement and to the sale and purchase of the Shares.

6.2 Authorization and Enforceability. The execution and delivery of this Agreement and the performance by Buyer of the transactions contemplated by this Agreement (including the sale and purchase of the Shares) that is to be performed by Buyer has been duly authorized by Buyer, and no other proceedings on the part of Buyer (including any vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the sale and purchase of the Shares that is required to be performed by Buyer. This Agreement has been duly authorized, executed and delivered by Buyer and constitutes a valid and legally binding agreement of Buyer enforceable against Buyer (as applicable), in accordance with its terms, subject to Equitable Exceptions.

6.3 No Violation. The execution and delivery by Buyer of this Agreement, the consummation of the sale and purchase of the Shares that is required to be performed by Buyer, and compliance with the terms of this Agreement will not (a) conflict with or violate any provision of the respective Governing Documents of Buyer, or (b) conflict with or violate in any material respect any Law applicable to Buyer, except, in the case of clause (b), to the extent such conflict or violation would not, individually or in the aggregate, reasonably be expected to materially impair or delay Buyer’s ability to perform its obligations hereunder.

6.4 Governmental Authorizations and Consents. No Governmental Consents are required to be obtained or made by Buyer in connection with the execution, delivery and performance of this Agreement or the consummation by Buyer of the transactions contemplated in this Agreement (including the sale and purchase of the Shares) except for those in connection with the HSR Act and any applicable requirements of other Antitrust Laws, and except for those for which the failure to obtain such Governmental Consent would not, individually or in the aggregate, reasonably be expected to materially impair or delay Buyer’s ability to perform its obligations hereunder.

6.5 Disclaimer. Notwithstanding anything to the contrary contained in this Agreement, none of Buyer or any of its representatives or advisors has made, or shall be deemed to have made, to the Company Group, Seller or any of the Seller Related Parties or any other Person any representations or warranties other than those expressly made by Buyer in this Article 6, in any certificate delivered pursuant to Article 9 (collectively, the “Buyer Representations”). Without limiting the generality of the foregoing, no representation or warranty has been made or is being made herein to the Company Group, Seller or any of the Seller Related Parties or any other Person (i) with respect to any projections, forecasts, business plans, estimates or budgets delivered to or made available to the Company Group, Seller or any of the Seller Related Parties or any other Person, or (ii) with respect to any other information or documents made available at any time to the Company Group, Seller or any of the Seller Related Parties or any other Person; provided, however, that nothing in this Section 6.5 or elsewhere in this Agreement shall have any effect on any representation or warranty in the Buyer Representations.

6.6 Investigation. Buyer is knowledgeable about the industry in which the Company Group operates and the Laws applicable to the businesses and operations of the Company Group and are experienced in the acquisition and management of businesses. Buyer has been afforded reasonable access to the Business Records, facilities and personnel of the Company Group for purposes of conducting a due diligence investigation of the Company Group. Buyer has conducted a reasonable due diligence investigation of the Company Group. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.6 or elsewhere in this Agreement shall have any effect on any representation or warranty in the Seller/Company Representations.

6.7 No Inducement or Reliance; Independent Assessment.

(a) Buyer has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company or Seller (or their respective Affiliates, officers, directors, employees, agents or representatives) or the Seller Related Parties that are not expressly set forth in the Seller/Company Representations, whether or not any such representations, warranties or statements were made in writing or orally, including in the virtual data room operated by Datasite (the “VDR”); provided, however, that nothing in this Section 6.7(a) or elsewhere in this Agreement shall have any effect on any representation or warranty in the Seller/Company Representations.

(b) Buyer has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company or Seller (or their respective Affiliates, officers, directors, employees, agents or representatives) or the Seller Related Parties, express or implied, as to the prospects of the Company Group or its profitability for Buyer, or with respect to any forecasts, projections or business plans made available to Buyer (or any of its Affiliates, officers, directors, employees, agents or representatives) in connection with Buyer’s review of the Company Group, and Seller shall not have any liability to Buyer resulting from the reliance of Buyer on any such information; provided, however, that nothing in this Section 6.7(b) or elsewhere in this Agreement shall have any effect on any representation or warranty in the Seller/Company Representations.

6.8 Investment Purpose. Buyer will be purchasing the Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities Laws. Buyer acknowledges that the sale of the Shares hereunder has not been registered under the Securities Act of 1933 and the rules promulgated thereunder (the “Securities Act”) or any state securities Laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. Buyer represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

6.9 Available Funds; Solvency. Buyer has, or as of the Closing will have, immediately available funds in an amount sufficient to pay in cash all amounts payable by Buyer at the Closing pursuant to Article 2 and all fees and expenses of Buyer incurred in connection with the transactions contemplated by this Agreement; and Buyer as of the Deferred Consideration Payment Date will have immediately available funds in an amount sufficient to pay in cash all amounts payable pursuant to Section 2.2(c)(i). Assuming the accuracy of the representations and warranties set forth in Article 4 in all material respects, immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the Closing), Buyer will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud creditors of Buyer.

ARTICLE 7

COVENANTS

The parties hereto covenant and agree as follows:

7.1 Conduct of the Company.

(a) Except (u) to the extent required by applicable Law (including any COVID-19 Measures), (v) as otherwise expressly permitted by this Agreement, (w) as the Company reasonably determines is necessary to consummate the Pre-Closing Steps, (x) as set forth in Section 7.1(a) of the Company Disclosure Schedule, (y) for any action taken or omitted to be taken, by any member of the Company Group pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, by any member of the Company Group to protect the business of the Company Group in response to COVID-19 or any other pandemic, epidemic or disease outbreak, as determined by the Company in its reasonable discretion, or (z) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) (i) Seller shall not assign, sell or transfer, or authorize or enter into any Contract for the assignment, sale or transfer of, or pledge or grant a Lien with respect to any of the Shares and (ii) the Company shall cause each member of the Company Group to use commercially reasonable efforts to (A) conduct its business and operations in the ordinary course, (B) preserve the present goodwill and ongoing operations of its business (including the goodwill of its material customers, suppliers, vendors, service providers, personnel and others having material business relations with it) and (C) pay franchise taxes on behalf of the Company as and when due in a manner consistent with past practice. For the avoidance of doubt, the Company shall not be in violation of its obligations under this Section 7.1(a) as a result of the Company’s failure to take any action that is prohibited by Section 7.1(b).

(b) Without limiting the generality of the foregoing, except (u) to the extent required by applicable Law (including any COVID-19 Measures), (v) as otherwise expressly permitted by this Agreement, (w) as the Company reasonably determines is necessary to consummate the Pre-Closing Steps, (x) as set forth in Section 7.1(b) of the Company Disclosure Schedule, (y) for any action taken or omitted to be taken, by any member of the Company Group pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, by any member of the Company Group to protect the business of the Company Group in response to COVID-19 or any other pandemic, epidemic or disease outbreak, as determined by the Company in its reasonable discretion (provided that nothing in this subclause (y) shall permit Company to take any action described in clause (xvii)(y)(ii) below), or (z) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the Closing Date, the Company shall cause each member of the Company Group not to:

(i) modify or amend any of the Governing Documents of any member of the Company Group;

(ii) issue, authorize for issuance, sell, grant or subject to any Lien (other than Permitted Liens) any of the Equity Securities of the Company or any Company Incentive Equity or Seller profits interest awards or amend or alter any Equity Securities (including any vesting schedule or acceleration thereof); provided, however, notwithstanding the foregoing, the Company may accelerate, or cause to be accelerated, the vesting of any unvested Company Incentive Equity to provide that such Company Incentive Equity shall become fully vested as of immediately prior to the Closing Date, and, for the avoidance of doubt, treated as a Vested Company RSU pursuant to Section 2.4(a) or vested Foreign Phantom Award pursuant to Section 2.4(c), as applicable;

(iii) split, combine, redeem or reclassify, or purchase or otherwise acquire any of the Equity Securities of the Company;

(iv) authorize, declare, set aside for payment or pay any non-cash dividends or make any non-cash distributions in respect of, or repurchase or redeem, any of its Equity Securities except (x) as set forth in Section 7.1(b)(iv) of the Company Disclosure Schedule, and (y) dividends and distributions by any member of the Company Group to any other member of the Company Group;

(v) enter into any Contract of the type described in Section 4.11(a)(vi);

(vi) make any acquisitions of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any Person or any division thereof or Equity Securities therein or a substantial portion of the assets thereof;

(vii) divest, sell or otherwise dispose of, or encumber any of its material assets, rights and properties, other than (x) sales of products or services in the ordinary course of business, (y) licensing to customers, end users, partners and service providers in the ordinary course of business, and (z) in connection with the prosecution and maintenance of Company Intellectual Property, in each case, in the ordinary course of business;

(viii) license, sell, assign, lease, terminate, abandon, transfer or otherwise dispose of or grant any security interest in or to any Company Intellectual Property other than (i) Intellectual Property that is no longer used by the Company Group or that the Company Group determines is no longer commercially reasonable to retain, (ii) transfers to other members of the Company Group, or (iii) non-exclusive licenses to customers, end users, partners and service providers granted in the ordinary course of business;

(ix) (A) develop, create or invent any material Intellectual Property jointly with any third party, unless such Intellectual Property is subject to a Contract which vests the ownership of such Intellectual Property in the Company or is on behalf of a customer in the ordinary course of business, (B) disclose, or permit the disclosure of, any confidential Company Intellectual Property, unless such Company Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against disclosure thereof or (C) allow any Company Intellectual Property to become abandoned, dedicated, disclaimed, or lapse, provided that the Company shall not be required to make any filings, registrations or take any prosecution or other actions with respect to such Company Intellectual Property that it would not take in the ordinary course of business consistent with past practice;

(x) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xi) enter into, adopt, amend or terminate any material Company Benefit Plan (other than (A) employment agreements with non-officer employees whose annual base compensation is not in excess of $300,000 terminable by the Company Group for any reason upon less than thirty (30) days’ notice without incurring any liability in excess of statutory requirements, (B) in the ordinary course of business with respect to health and welfare benefit plans and (C) transaction bonuses that are included as Seller Expenses (provided that if (i) any transaction bonus for an individual person exceeds $75,000 or (ii) the aggregate transaction bonuses for all persons exceeds $750,000, the Company shall provide at least two (2) Business Days’ notice to Buyer prior to granting such transaction bonuses), and (D) as permitted in Section 7.1(b)(ii)), except as expressly contemplated by this Agreement or as required by the terms of an existing Company Benefit Plan;

(xii) make any material increase in the compensation or employee benefits to or in respect of any executive, officer or director of any member of the Company Group, except (x) to the extent required by an existing Company Benefit Plan or (y) for increases in base salary in the ordinary course of business for non-officer employees whose annual base compensation (after giving effect to such increase) is not in excess of $300,000;

(xiii) enter into any collective bargaining or other agreement with any Union;

(xiv) file or cause to be filed any amended Tax Return, make any income or other material Tax elections in a manner that is not consistent with past practice, change any annual Tax accounting period, adopt (outside the ordinary course of business) or change any method of Tax accounting, or agree to extend or waive the statute of limitations in respect of the assessment or determination of any income or other material Taxes except in the ordinary course of business, or enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund for income or other material Taxes;

(xv) change its accounting policies or procedures except to the extent required to conform with GAAP, or materially change any policies or procedures related to the collection, receipt or deferral of receivables or payables;

(xvi) change its fiscal year;

(xvii) except in the ordinary course of business, (i) (A) enter into any Contract that, had it been entered into prior to the date of this Agreement, would be a Material Contract, or (B) materially amend, modify, terminate, extend or waive or grant any consents under any material provisions of (x) any existing Material Contract or (y) any Contract that, had it been entered into prior to the date of this Agreement, would be a Material Contract or (ii) engage in or enter into any Company Related Party Transaction;

(xviii) (A) waive, release, assign, settle or compromise any material Action, except for such waiver, release, assignment, settlement or compromise that involves an unconditional written release of the Company Group and Buyer and its Subsidiaries, provides for no remedy other than the payment of money damages which are paid in full by the Company prior to the Reference Time and does not involve any admission of culpability by the Company Group or impose any restrictions of any kind on Buyer and its Subsidiaries following the Closing, or (B) commence any material Action which would involve the payment by the Company Group in excess of $100,000 in the aggregate;

(xix) enter into any new line of business, other than as contemplated by the Company business plans provided to Buyer prior to the date hereof;

(xx) make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) such loans, advances or capital contributions between and among members of the Company Group and solely to the extent permitted under the Credit Documents, (ii) such loans provided under any retirement plan intended to be qualified under Section 401(a) of the Code and except in the ordinary course of business to any individual service provider of the Company Group, and (iii) the reimbursement of expenses of employees in the ordinary course of business;

(xxi) hire, engage or terminate (other than a termination for cause) the employment or engagement of any employee or individual independent contractor with annual base compensation in excess of $300,000;

(xxii) make any capital expenditures in excess of the amounts contemplated to be made in the budget for the Company Group provided to Buyer prior to the date hereof;

(xxiii) materially amend, modify or terminate the Pre-Closing Steps or any part thereof; or

(xxiv) authorize, agree, resolve, commit or consent to any of the foregoing.

(c) Without limiting the provisions of Section 7.1(a) or Section 7.1(b) in any respect, nothing contained in this Agreement is intended to give to Buyer, directly or indirectly, rights to control or direct the operations of the Company Group. Prior to the Closing Date, without limiting the provisions of Section 7.1(a) or Section 7.1(b) in any respect, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations and the operations of its Subsidiaries. Notwithstanding the provisions of Section 7.1(a) or Section 7.1(b), nothing herein shall be construed to restrict any member of the Company Group from making cash dividends that are declared and paid prior to the Reference Time.

7.2 Pre-Closing Matters. Prior to the Closing, the Company shall, and the Company shall ensure that each member of the Company Group shall, use commercially reasonable efforts to implement in all material respects the transactions set forth on Exhibit D attached hereto (the “Pre-Closing Steps”).

7.3 Access to Information; Confidentiality; Public Announcements.

(a) During the period from the date of this Agreement to the earlier of the Closing Date and such time as this Agreement is terminated in accordance with Article 10, the Company shall (i) give Buyer and its authorized Representatives, reasonable access during normal business hours to all personnel, books, records, offices, Contracts, documents and other facilities, Persons and properties of the Company Group as Buyer and its authorized Representatives may from time to time reasonably request and (ii) request that the counsel and financial advisors of the Company Group reasonably cooperate with Buyer and its counsel in its inspection of the Company Group; provided, however, that (A) any such access shall be subject to the Company Group’s reasonable security measures, insurance requirements and COVID-19 Measures, and conducted in a manner not to unreasonably interfere with the businesses or operations of the Company Group, (B) Buyer and its Representatives shall not contact or otherwise communicate with the employees (other than officers of the Company), customers or suppliers of the Company Group unless, in each instance, approved in writing in advance by the Chief Executive Officer or General Counsel of the Company and (C) notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Buyer or its authorized Representatives if doing so could violate any Contract existing as of the date of this Agreement to which any member of the Company Group is a party or any Law to which any member of the Company Group is subject (provided, that, the Company shall use commercially reasonable efforts to provide such information to Buyer in a manner that does not violate such Law or Contract), (E) nothing herein shall require the Company to furnish to Buyer or provide Buyer with access to information that is subject to attorney-client privilege but the Company shall take reasonable steps to provide such information if requested by Buyer, and (F) any such access shall be subject to applicable Law and any COVID-19 Measures.

(b) Any information provided to or obtained by Buyer or its authorized Representatives and their authorized Representatives pursuant to Section 7.3(a) shall be “Confidential Information” (herein referred to as “Confidential Information”) as defined in that certain Confidentiality Agreement, dated as of April 1, 2021, by and between Buyer and the Company (as amended by this Section 7.3(b) and as otherwise amended, supplemented, modified or extended from time to time, including pursuant to that certain Amendment No. 1 to Confidentiality Agreement, effective as of August 10, 2022, by and between Buyer and the Company, the “Confidentiality Agreement”), and shall be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, (i) Buyer and the Company agree that the Confidentiality Agreement shall hereby be amended such that the reference to “or (ii) execution and delivery by the parties or their affiliates of the Transaction Agreement” as set forth in Section 15 of the Confidentiality Agreement shall be replaced with “or (ii) the consummation of the Transaction pursuant to a Transaction Agreement,” and (ii) the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, Buyer shall comply with the terms and provisions of the Confidentiality Agreement. Subject to the occurrence of the Closing, the Confidentiality Agreement shall terminate on the Closing Date.

(c) No party will (and each party shall cause its Affiliates not to) issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto and shall keep the terms of this Agreement and the other documents executed in connection herewith confidential; provided, however, that nothing herein will prohibit (i) any party (or such Affiliate, as the case may be) from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is, upon advice of counsel, required by Law (including applicable securities exchange rules), in which case the party (or such Affiliate, as the case may be) making such determination will, if practicable in the circumstances, use commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance or (ii) Seller or any of its Affiliates from (x) disclosing such information to their respective Representatives and investors for purposes of monitoring their investment in such Persons (provided such Persons are bound by customary confidentiality agreements) or (y) disclosing on their respective worldwide web page the sale of the Company and the identity of Buyer (to the extent such information has previously been disclosed in accordance with this Section 7.3(c)).

7.4 Filings and Authorizations; Consummation.

(a) Buyer and the Company shall, within five (5) Business Days following the date hereof, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to the HSR Act. Buyer acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees in connection with the filings under this Section 7.4(a).

(b) Each of Buyer and the Company, as promptly as reasonably practicable, shall make, or cause to be made, all other filings and submissions not otherwise addressed under Section 7.4(a), including as required under Laws applicable to it, or to Seller, the Company Group and their respective Affiliates, as may be required for it to consummate the transactions contemplated herein and shall use its reasonable best efforts (which shall not require either party to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, the Company Group, Seller or their respective Affiliates, in order for it to consummate such transactions. Buyer shall not: (i) consent to any voluntary extension of any statutory deadline or waiting period; (ii) pull and refile any filing made under the HSR Act; or (iii) consent to any other voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority, in each case, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) The parties hereto shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in Section 7.4(a) and Section 7.4(b). Each party hereto shall supply such reasonable assistance as may be reasonably requested by the other party hereto in connection with the foregoing, including providing drafts of all substantive written communications and submissions intended to be sent to any Governmental Authority.

(d) Each of Buyer and the Company shall use its reasonable best efforts to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it under Section 7.4(a). Notwithstanding anything to the contrary in this Agreement, neither Buyer nor its Affiliates shall be required to do any of the following (i) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property or businesses, (ii) terminating, amending or assigning existing relationships or contractual rights and obligations, (iii) changing or modifying, or agreeing not to engage in, any course of conduct regarding future operations, (iv) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein and (v) committing to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv). Buyer shall not require Seller or any of its Affiliates nor any member of the Company Group to, and neither Seller or any of its Affiliates, nor any member of the Company Group shall be required to, take any action with respect to any order or any applicable Law other than solely with respect to the members of the Company Group (but not Seller or any of its other Affiliates) but any such action shall be conditioned on the Closing.

(e) Each party hereto shall promptly inform the other parties of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding any of the transactions contemplated by this Agreement. Each party hereto shall provide to the other parties copies of all substantive correspondence between it (or its advisors) and any Governmental Authority relating to the transactions contemplated by this Agreement or any of the matters described in this Section 7.4. Each party shall promptly inform the other of any substantive oral communication with, and provide copies of substantive written communications with, any Governmental Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties prior notice of, and an opportunity to consult with the other party in advance of, the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. To the extent permissible under applicable Law, each party shall consult and cooperate with the other parties in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party relating to proceedings under the Antitrust Laws or related to a filing. Each party shall furnish the other parties with copies of all of the foregoing information or documents, provided that it may, as it deems advisable, designate any competitively sensitive materials provided to the other under this Section 7.4(e) or any other section of this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Buyer will advise Seller promptly in respect of any understandings, undertakings or agreements (oral or written) which Buyer proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement.

(f) Except as specifically required by this Agreement, Buyer shall not take, and shall cause its Affiliates not to take, any action, or refrain from taking any action, which would reasonably be expected to delay or impede the ability of the parties hereto to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing,

Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby or (iii) delay the consummation of the transactions contemplated hereby.

7.5 Further Assurances. From (a) the date hereof until the earlier of (x) the Closing Date and (y) such time as this Agreement is terminated in accordance with Article 10, and (b) the Closing Date until the Deferred Consideration Payment Date, each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby. Each party shall, from (a) the date hereof until the earlier of (x) the Closing Date and (y) such time as this Agreement is terminated in accordance with Article 10, and (b) the Closing Date until the Deferred Consideration Payment Date, use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

7.6 Officer and Director Indemnification and Insurance.

(a) Buyer agrees that all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors, officers or employees of the Company Group (the “Indemnified Parties”), as provided in the respective Governing Documents of the Company Group as of the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date. The indemnification, advancement of expenses and exculpation provisions of the Company Group’s Governing Documents shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who, as of the date hereof and prior to the Closing, were directors, officers, employees or agents of the Company Group, unless such modification is required by applicable Law.

(b) On the Closing Date, the Company shall obtain and the Company and Buyer shall each bear one-half of the fees and expenses (including premiums, underwriting or diligence fees or Taxes) in respect of a non-cancelable run-off insurance policy, for a period of six (6) years after the Closing Date to provide insurance coverage of not less than the existing coverage, for events, acts or omissions occurring on or prior to the Closing Date for all persons who were Indemnified Parties on or prior to the Closing Date, which policy shall contain terms and conditions no less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company Group (the “D&O Tail”).

(c) The covenants contained in this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(d) In the event that Buyer or the Company Group (following the Closing) or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Buyer shall take all necessary action so that the successors or assigns of Buyer or the Company Group (following the Closing), as the case may be, shall succeed to the obligations set forth in this Section 7.6.

7.7 Exclusivity. Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article 10, except for the transactions contemplated by this Agreement, Seller and the Company will not, and the Company will cause the Company Group, and direct their respective Representatives not to, directly or indirectly, (i) solicit, initiate or engage in discussions with, or enter into any agreement with, any Person concerning any Acquisition Proposal or (ii) furnish to any Person any confidential information relating to any member of the Company Group or its business or take any other action regarding any inquiry, expression of interest, proposal or offer in each case that would reasonably be expected to facilitate or encourage, an Acquisition Proposal. Upon execution of this Agreement, the Company and Seller shall immediately cease and cause to be terminated any existing direct or indirect discussions with any Person (other than Buyer) that are in respect of an Acquisition Proposal and of which the Company or Seller is aware. The Company shall promptly notify Buyer in writing that it has received an Acquisition Proposal or any request for nonpublic information or any other inquiry in connection with or that would reasonably be expected to lead to an Acquisition Proposal, or for access to the properties, books, or records of the Company Group or Seller by any person or entity that informs the Company Group or Seller that it may consider making an Acquisition Proposal together with a copy of any written Acquisition Proposal or such request or inquiry made by a third party and indicate the identity of the Person making the Acquisition Proposal, request or inquiry, and if any such Acquisition Proposal, request or inquiry is not in writing, detail the consideration to be paid and provide a written summary of all material terms and conditions of such Acquisition Proposal, request or inquiry in reasonable detail. If requested by Buyer, the Company shall inform Buyer of the then current status and details of any material modifications to any such proposal, offer or request. If the Company Group or Seller receives notice of any material modifications to such Acquisition Proposal, such modified Acquisition Proposal shall be a new Acquisition Proposal and the provisions of the preceding sentence shall apply mutatis mutandis. For the avoidance of doubt, until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article 10, Seller may not directly or indirectly transfer any Shares or commit to or obligate itself to transfer any Shares.

7.8 Attorney-Client Privilege and Waiver of Conflicts. Buyer hereby waives and agrees to not assert, and agrees to cause each member of the Company Group to waive and not assert, any actual or potential conflict of interest arising out of or relating to the representation, after the Closing Date, of Seller in any dispute with Buyer or any member of the Company Group or any other matter involving the transactions contemplated by this Agreement (each, a “Post-Closing Representation”), by Ropes & Gray LLP, or any other internal or external legal counsel currently representing the Company Group (each, a “Prior Company Counsel”) in connection with the transactions contemplated by this Agreement (“Pre-Closing Representation”). Buyer further waives and agrees to not assert, and agrees to cause each member of the Company Group to waive and not assert, in connection with any Post-Closing Representation, any attorney-client privilege with respect to any communication between any Prior Company Counsel and Seller, such member of the Company Group and/or any officer, employee or manager of the Company Group that relates to the Pre-Closing Representation (it being the intention of the parties hereto that all rights to such attorney-client privilege, including the right to control such attorney-client privilege, shall be held by Seller). Recognizing that Prior Company Counsel has acted as legal counsel to the Company Group, certain of the direct and indirect holders of Shares and certain of their respective Affiliates prior to date hereof, and that Prior Company Counsel intends to act as legal counsel to Seller and certain of the direct and indirect holders of Shares and their respective Affiliates (which will no longer include the members of the Company Group) after the Closing, each of Buyer and the Company hereby waives, on its own behalf and agrees to cause its Affiliates and Subsidiaries to waive, any conflicts that may arise in connection with Prior Company Counsel representing Seller or any direct or indirect holders of the Shares or their Affiliates after the Closing as such representation may relate to Buyer, the Company Group or the transactions contemplated by this Agreement. In addition, all communications between direct and indirect holders of Shares, the Company Group and their respective Affiliates, on the one hand, and Prior Company Counsel, on the other hand, related to the sale of the Shares in connection with this Agreement shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of Shares and their respective Affiliates (and not the Company Group) (the “Seller Pre-Closing Communications”); provided, that, nothing shall prevent Buyer or any member of the Company Group from asserting the attorney-client privilege with respect to Seller Pre-Closing Communications with respect to any other third Person.    Accordingly, the Company Group shall not intentionally access any such Seller Pre-Closing Communications and shall not have access to the files of Prior Company Counsel relating to such engagement from and after the Closing, and all records and other materials of the Company Group in any medium (including electronic copies) containing or reflecting any of the Seller Pre-Closing Communications or the work product of legal counsel with respect thereto, including any related summaries, drafts or analyses, and all rights with respect to any of the foregoing, are hereby assigned and transferred to Seller effective as of the Closing. Prior to Closing the applicable members of the Company Group shall be permitted to distribute such material and information to Seller with no copies thereof retained by the Company Group. From and after the Closing, (a) Buyer and the Company shall maintain the confidentiality of all such materials and information, and (b) none of Buyer, the Company and their respective Subsidiaries, Affiliates and representatives shall intentionally access or in any way, directly or indirectly, use or rely upon any such materials or information. To the extent that any such materials or information are not delivered to Seller they will be held for the benefit of Seller, and Buyer, the Company and their respective Subsidiaries will deliver all such material and information to Seller promptly upon discovery thereof, without retaining copies thereof. Without limiting the generality of the foregoing, from and after the Closing, (x) except as set forth above, the direct and indirect holders of Shares and their respective Affiliates (and not the Company Group) shall be the sole holders of the attorney-client privilege with respect to such engagement, and no member of the

Company Group shall be a holder thereof, (y) to the extent that files of Prior Company Counsel in respect of such engagement constitute property of the client, only the direct and indirect holders of Shares and their respective Affiliates (and not the Company Group) shall hold such property rights and (z) Prior Company Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any member of the Company Group by reason of any attorney-client relationship between Prior Company Counsel and any member of the Company Group or otherwise. Each of Buyer and the Company hereby acknowledges and confirms that it has had the opportunity to review and obtain adequate information regarding the significance and risks of the waivers and other terms and conditions of this Section 7.8, including the opportunity to discuss with counsel such matters and reasonable alternatives to such terms. This Section 7.8 is for the benefit of Seller and each Prior Company Counsel, and Seller and each Prior Company Counsel are intended third party beneficiaries of this Section 7.8. This Section 7.8 shall be irrevocable, and no term of this Section 7.8 may be amended, waived or modified, without the prior written consent of Seller and the Prior Company Counsel affected thereby. The covenants and obligations set forth in this Section 7.8 shall survive for ten (10) years following the Closing Date.

7.9 Employee Matters.

(a) During the Continuation Period (as defined below), Buyer shall, or shall cause the Company and each Subsidiary to, provide to each employee of the Company Group who continues employment with the Company, a Subsidiary, Buyer or one of Buyer’s Affiliates from and after the Closing Date (each, a “Continuing Employee”), (i) a base salary or base wages at an annual rate that is no less than the annual rate of the base salary or base wages that was provided to such Continuing Employee immediately prior to the Closing, (ii) the same short-term annual (or more frequent) bonus or commission opportunity (excluding any transaction or retention bonus opportunities) provided to such Continuing Employee immediately prior to Closing, and (iii) employee benefits (excluding equity or equity-based compensation and any defined benefit retirement or pension plan benefits) that are no less favorable in the aggregate than those provided to the Continuing Employee immediately prior to the Closing; provided, however, that except as otherwise set forth in any agreement (other than this Agreement) with any Continuing Employee or required by applicable Law, nothing herein shall preclude Buyer or its Affiliates, the Company or any Subsidiary from terminating the employment of any Continuing Employee at any time on or after the Closing. For purposes of this Agreement, “Continuation Period” shall mean (i) if the Closing occurs on or before January 15, 2023, the period between such Closing Date and December 31, 2023 or (ii) if the Closing occurs after January 15, 2023, the period between such Closing Date and the first anniversary thereof.

(b) To the extent that any Continuing Employee is terminated during the Continuation Period, such Continuing Employee shall receive severance benefits which are no less than the amounts provided for under any severance arrangement, agreement, plan or policy in effect immediately prior to Closing, as listed on Section 4.17(a)(i) or 4.17(a)(ii) of the Company Disclosure Schedule, at Buyer’s sole expense.

(c) Buyer shall, and following Closing shall cause the Company Group to, use commercially reasonable efforts to take into account service rendered by the Continuing Employees with the Company and each Subsidiary, and their respective predecessors, prior to the Closing Date, for purposes of participation eligibility, coverage, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan), as applicable, under all defined contribution retirement plans and employee welfare benefit plans, programs, policies and arrangements of Buyer and its Subsidiaries (including the Company and each Subsidiary) (collectively, the “Buyer Plans”) from and after the Closing Date, to the same extent as such service was taken into account under corresponding Company Benefit Plan for such purposes; provided, however, that nothing herein shall result in the duplication of any benefits. Without limiting the foregoing, Buyer shall, and following Closing shall cause the Company Group to, use commercially reasonable efforts to ensure that each Continuing Employee (and their covered dependents and beneficiaries) will not be subject to any pre-existing condition or limitation under any health or welfare plan of Buyer or its Subsidiaries (including the Company and each Subsidiary) for any condition for which such Continuing Employee would have been entitled to coverage under the corresponding Company Benefit Plan in which such employee participated immediately prior to the Closing Date. In addition, Buyer shall use commercially reasonable efforts to cause each Continuing Employee (and his or her covered dependents and beneficiaries) to be given credit under such plans for co-payments made, deductibles satisfied, and contributions toward maximum out-of-pocket requirements prior to the Closing Date as if such amounts had been paid in accordance with the applicable Buyer Plan.

(d) The Company Group shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plan”), effective not later than the Business Day immediately preceding the Closing Date, and provide Buyer with evidence that such Company 401(k) Plan has been terminated pursuant to resolutions of the Company’s board of directors. The Company Group shall consider in good faith any suggested revisions from Buyer to the form and substance of the termination of such Company 401(k) Plans and to the extent the Company Group agrees in its discretion to any such revisions suggested by Buyer, the Company Group shall provide Buyer with the revised form and substance of the termination of such Company 401(k) Plans reflecting such revisions. Following termination of the Company 401(k) Plan, to the extent permitted by the Company 401(k) Plan, Buyer shall take, and shall cause the Company to take, any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Buyer (the “Buyer 401(k) Plan”) to permit each Continuing Employee who is eligible to participate in the Company 401(k) Plan immediately prior to the Closing (i) to participate in the Buyer 401(k) Plan effective as soon as possible after the Closing, but in no case later than the first day of the month following the Closing Date, and (ii) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Buyer 401(k) Plan. For the avoidance of doubt, nothing in this Section 7.9(d) shall limit the rights of such Continuing Employees under the Company 401(k) Plan, such as the right to receive a distribution of benefits thereunder.

(e) Prior to the Closing Date, the Company shall pay, or cause to be paid, to Continuing Employees who participate in a Company Benefit Plan listed on Section 7.9(e) of the Company Disclosure Schedule (each a “Bonus Plan”), bonuses (“Bonuses”) in an aggregate amount equal to the amount accrued as Current Liabilities with respect to that portion of the Company’s fiscal year ending on January 31, 2023, but only to the extent accrued through December 31, 2022. Such pro-rata Bonuses shall be paid to each Continuing Employee on or before the Closing Date in an amount to be determined by the Company pursuant to the applicable Bonus Plan. Buyer, or an Affiliate of Buyer, as applicable, shall provide each Continuing Employee who participates in any of the Bonus Plans with a payment under such Bonus Plans in respect of the full annual performance period during which the Closing occurs, less any amounts paid prior to the Closing Date pursuant to this Section 7.9(e).

(f) Qualified M&A Beneficiaries (as such term is defined under the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”)), including their eligible dependents, shall, as of the Closing Date, be entitled to health care continuation coverage (“COBRA Coverage”) under the Company’s group health plans, so long as such plans remain in effect following the Closing. Upon the transition of Continuing Employees to Buyer’s group health plans following the Closing, Buyer shall be obligated to continue to provide COBRA Coverage to such Qualified M&A Beneficiaries (and their eligible dependents) under such Buyer group health plans. Buyer and its Subsidiaries (including the Company) shall bear the cost of such COBRA Coverage to the extent provided in any applicable severance plan or agreement; otherwise, the Qualified M&A Beneficiaries shall pay the COBRA cost on the same basis as other eligible former employees, as required by Law. Buyer shall provide health care continuation coverage required by COBRA to covered employees and their eligible dependents or beneficiaries under Buyer’s group health plans with respect to qualifying events occurring on and after the Closing Date.

(g) Notwithstanding anything to the contrary herein, nothing contained in this Section 7.9 shall (i) confer any rights, remedies or claims upon any third party, including any employee of the Company or any Subsidiary or any Continuing Employee (or any dependent or beneficiary thereof), or (ii) be considered to be an amendment of, or require an amendment to, any Company Benefit Plan or any Buyer Plan.

7.10 Code Section 280G Approval. The Company shall, no later than three (3) Business Days prior to the Closing Date, use commercially reasonable efforts to (a) secure from each “disqualified individual” (within the meaning of Code Section 280G) who has a right to any payments or benefits or potential right to any payments or benefits under any Company Benefit Plan or otherwise that are “contingent” (within the meaning of Code Section 280G) on the transactions contemplated by this Agreement and that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments applicable to such disqualified individual to the extent they exceed $1.00 less than three times such disqualified individual’s “base amount” within the meaning of Code Section 280G (the “Waived 280G Benefits”) and (b) solicit the approval of the required Company’s equityholders, to the extent and in a manner intended to comply with Code Section 280G(b)(5)(B) and the regulations promulgated thereunder, of any Waived 280G Benefits. Any of the Waived 280G Benefits which fail to be approved by the required equityholders as contemplated above shall not be made or provided to, or retained by, the applicable disqualified individuals. Prior to the Closing Date, the Company shall deliver to Buyer evidence that a vote of the required Company’s equityholders was solicited in accordance with the foregoing provisions of this Section 7.10 and that either (i) the requisite number of votes of the required Company’s equityholders was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided to, or retained by, the applicable disqualified individuals. Not less than five (5) Business Days prior to distributing any voting and waiving materials to the required Company’s equityholders and any such “disqualified individual” (within the meaning of Code Section 280G), the Company shall provide copies of such materials, along with the Code Section 280G calculations, to Buyer for its review, and shall consider all reasonable comments of Buyer on the applicable waiver and the disclosure and approval materials (and Buyer agrees to provide its comments to the Company promptly following receipt of the materials). Buyer shall reasonably cooperate with the Company in connection with the determination of any parachute payments subject to this Section 7.10, including by providing the Company with information in Buyer’s possession relevant to such payments (including copies of any go-forward employment, incentive, equity, or other agreements that will be determined or provided to disqualified individuals prior to Closing) no later than ten (10) Business Days prior to Closing. The Company shall not be deemed to be in breach of this Section 7.10 to the extent that the 280G Approval does not meet the requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder due to Buyer’s breach of the immediately preceding sentence.

7.11 Tax Matters.

(a) Tax Treatment. For all purposes of this Agreement, all Transaction Tax Deductions shall, to the maximum extent permitted under applicable Law based upon a “more likely than not” or higher level of comfort, be deducted in the Pre-Closing Tax Period and any success-based fees shall be treated as deductible in accordance with Rev. Proc. 2011-29. Buyer will cause the Tax year of the Company and its domestic Subsidiaries to end on the Closing Date to the maximum extent permitted under applicable Law.

(b) Straddle Periods. For all purposes of this Agreement, in the case of any Straddle Period, the amount of any Taxes of the Company Group not based upon or measured by income, activities, events, or upon the level of any item, gain, receipts, proceeds, profits, or similar items that is attributable to the applicable Pre-Closing Tax Period will be deemed to be the amount of such Tax item for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes for a Straddle Period that relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose and otherwise for the purposes of determining liabilities for Taxes hereunder, the taxable period of any partnership, including any “controlled foreign corporation” within the meaning of Section 957 of the Code, in which the Company or any Subsidiary holds an interest will be deemed to end as of the close of business on the Closing Date); provided, however, that, with respect to assets placed in service after the Closing Date, any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.

7.12 COVID-19. Notwithstanding anything to the contrary contained herein, nothing herein shall prevent Seller (or any Affiliate thereof), the Company or member of the Company Group from taking or failing to take any reasonable action, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures, and no such reasonable action or omission shall be deemed to violate or breach this Agreement in any way, be deemed to constitute an action taken outside of the ordinary course of business or serve as a basis for Buyer to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied.

7.13 Use of Cash. After the Reference Time and prior to the Closing, the Company shall not, and shall cause its Subsidiaries not to, use any cash of the Company Group to pay off or reduce any Indebtedness or Seller Expenses unless such amount of cash reduces the Closing Cash.

7.14 Resignations. The Company shall use reasonable efforts to cooperate with Buyer and its Representatives in the resignation and removal of the members of the board of directors (or similar governing body) and officers (or equivalent), in each case, solely in their capacities as such, of each member of the Company Group as requested by Buyer in writing at least five (5) Business Days prior to the Closing.

7.15 Seller Expenses Invoices. On or prior to the Closing, the Company shall use commercially reasonable efforts to obtain and deliver or cause to be delivered to Buyer an invoice issued by each intended beneficiary of Seller Expenses (to the extent practicable) that sets forth (A) the amount required to pay in full all Seller Expenses owed to such Person on the Closing Date, and (B) the wire transfer instructions for the payment of such Seller Expenses to such Person.

7.16 Termination of Related Party Contracts. On or prior to the Closing, the Company Group shall use reasonable efforts to terminate all Company Related Party Transactions set forth on Section 7.16 of the Company Disclosure Schedule, providing that no further payments are due, or may become due, under or in respect of any such terminated Contract unless otherwise included in Seller Expenses and no member of the Company Group shall have any further liability or obligation thereunder other than customary indemnity provisions that survive in accordance with their terms (the “Related Party Termination Agreements”). Upon request by Buyer, the Company shall use commercially reasonable efforts to terminate on or prior to the Closing any other Company Related Party Transactions required to be disclosed on Section 4.20 of the Company Disclosure Schedule that was not so disclosed, providing that no further payments are due, or may become due, under or in respect of any such terminated Contract unless otherwise included in Seller Expenses and no member of the Company Group shall have any further liability or obligation thereunder other than customary indemnity provisions that survive in accordance with their terms.

7.17 R&W Insurance Policy. Buyer shall ensure the R&W Insurance Policy provides that the insurer(s) (and any managing general underwriter thereof) shall not have, and to the fullest extent waive(s), any and all subrogation rights or rights of contribution it might have against Seller or the Seller Related Parties arising out of, as a result of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, including any alleged breach of any representation or warranty except in the case of losses caused by the Actual Fraud of the party making the applicable representation and warranty under Articles 4 or 5. The R&W Insurance Policy shall provide that Seller and the Seller Related Parties are third-party beneficiaries of the provisions provided for in this Section 7.17. Additionally, and without limiting the generality of the foregoing, any rights of any issuer of the R&W Insurance Policy, including any rights of subrogation, do not affect, expand or increase any liability or obligation of Seller in connection with this Agreement. For the avoidance of doubt, the obligation of Buyer to consummate the transactions contemplated under this Agreement (including the Closing and paying the Deferred Consideration) shall not be conditioned on Buyer obtaining the R&W Insurance Policy and Buyer shall not be entitled to claim that Seller or the Company breached any covenant, representation or warranty in this Agreement arising in connection with Buyer’s failure to obtain the R&W Insurance Policy as contemplated by this Section 7.17. On the Closing, (x) the Company shall pay the unpaid RWI Costs to the applicable insurer(s) and general underwriter(s) pursuant to invoices relating to the costs and expenses relating to the R&W Insurance Policy provided by Buyer at least three (3) Business Day prior to the Closing and promptly provide evidence of such payment to Buyer and (y) Buyer shall be responsible for paying the balance of any remaining costs and expenses relating to the R&W Insurance Policy in excess of the RWI Costs.

7.18 Alternative Process Expenses. At or prior to the Closing, the applicable members of the Company Group shall pay to the applicable Persons all Alternative Process Expenses, including the payments and amounts set forth on Section 7.18 of the Company Disclosure Schedules.

7.19 Third-Party Consents. Promptly upon request by Buyer, the Company shall use reasonable best efforts (which shall not require any member of the Company Group to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain or cause to be obtained, the third party consents set forth on Section 7.19 of the Company Disclosure Schedules.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by Buyer:

8.1 Representations and Warranties Accurate. Each of the representations and warranties of the Company and Seller contained in Article 4 and Article 5 (other than Fundamental Representations and Section 4.6(a)) shall be true and correct (without giving effect to any materiality, Material Adverse Effect or similar qualifiers set forth therein) in all respects, in each case as of the date of this Agreement and the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case as of such earlier date), except where the failure of such representations or warranties to be so true and correct has not had and would not reasonably be expected to result in a Material Adverse Effect. Except as set forth in the following sentence, each of the Fundamental Representations made by the

Company and Seller shall be true and correct (without giving effect to any materiality, Material Adverse Effect or similar qualifiers set forth therein) in all material respects as of the date of this Agreement and the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects on such earlier date); provided, that, any failure to be so true and correct with respect to Section 4.3 shall be cured to the extent that the Payment Schedule corrects any such failure. Each of the representations and warranties of the Company made by the Company in Section 4.3(a) with respect to the Shares (other than the third and fourth sentences thereof) shall be true and correct in all but de minimis respects as of the date of this Agreement and the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects on such earlier date). The representations and warranties in Section 4.6(a) shall be true and correct in all respects as of the Closing Date. For purposes of this Section 8.1, no member of the Company Group is making any representation or warranty with respect to any Tax matters relating to taxable periods or portions thereof ending on or prior to February 1, 2019 (including the amount of any unpaid Tax liabilities with respect to such periods or any attributes that may be carried forward from such periods to a subsequent tax period).

8.2 Performance. The Company and Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by the Company and Seller prior to or on the Closing Date.

8.3 Company Officer’s Certificate. The Company shall have delivered to Buyer a certificate, signed by an executive officer or any director of the Company, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 and 8.2, as they relate to the representations, warranties, agreements and covenants of such party.

8.4 Seller Officer’s Certificate. Seller shall have delivered to Buyer a certificate, signed by an executive officer or any director of the Company, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 and 8.2, as they relate to the representations, warranties, agreements and covenants of such party.

8.5 Legal Prohibition; Litigation. On the Closing Date, there shall exist no injunction or other order issued by any Governmental Authority which prohibits the consummation of the transactions contemplated under this Agreement, and no action seeking such an injunction or order shall be pending. No Action shall be pending wherein an unfavorable Order would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby, or cause such transactions to be rescinded, and no Order shall have been entered that has any of the foregoing effects.

8.6 Antitrust Approvals. The waiting period under the Antitrust Laws applicable to the consummation of the transactions contemplated hereby as set forth in Section 8.6 of the Company Disclosure Schedule shall have expired or been terminated, and all other approvals authorizations or clearances required under any applicable Antitrust Laws with respect to the antitrust filings set forth in Section 8.6 of the Company Disclosure Schedule shall have been obtained and all requirements thereunder shall have been satisfied.

8.7 Closing Deliveries. Buyer shall have received each item to be delivered to Buyer set forth in Section 3.2.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER AND THE COMPANY

The obligations of Seller and the Company under this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Company and Seller:

9.1 Representations and Warranties Accurate. The representations and warranties of Buyer contained in Article 6 which are not subject to a materiality qualification shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects on such earlier date), and the representations and warranties of Buyer which are subject to a materiality qualification shall be true and correct in all respects on and as of the date of this Agreement and the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct on such earlier date).

9.2 Performance. Buyer shall have performed and complied in all material respects with all material agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

9.3 Officer Certificate. Buyer shall have delivered to the Company a certificate, signed by an executive officer of Buyer, dated as of the Closing Date, certifying the matters set forth in Sections 9.1 and 9.2 (the “Buyer Officer’s Certificate”).

9.4 Legal Prohibition. On the Closing Date, there shall exist no injunction or other order issued by any Governmental Authority which prohibits the consummation of the transactions contemplated under this Agreement.

9.5 Antitrust Approvals. The waiting period under the Antitrust Laws applicable to the consummation of the transactions contemplated hereby as set forth in Section 8.6 of the Company Disclosure Schedule shall have expired or been terminated and all other approvals authorizations or clearances required under any applicable Antitrust Laws with respect to the antitrust filings set forth in Section 8.6 of the Company Disclosure Schedule shall have been obtained and all requirements thereunder shall have been satisfied.

9.6 Closing Deliveries. Seller and the Company shall have received each item to be delivered to Seller and the Company set forth in Section 3.3.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated on or prior to the Closing as follows:

(a) by the mutual consent of Buyer and the Company;

(b) at the election of Buyer or the Company if the Closing Date shall not have occurred on or prior to March 1, 2023 (as such date may be extended pursuant to Section 11.16(c), the “Termination Date”); provided, however, that the terminating party (including Seller, in the event the Company is the terminating party) is not in material breach of this Agreement at the time of such termination;

(c) by Buyer, if the Company or Seller shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company or Seller shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Closing, (A) would result in the failure of any of the conditions set forth in Sections 8.1 or 8.2 and (B) cannot be or has not been cured or waived by Buyer by the earlier of (x) the Termination Date and (y) 20 Business Days after the giving of written notice to Seller of such breach or failure; provided, that, Buyer shall not have the right to terminate this Agreement pursuant to this clause (c) if Buyer is then in material breach of this Agreement;

(d) by Seller or the Company, if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Closing, (A) would result in the failure of any of the conditions set forth in Sections 9.1 or 9.2 and (B) cannot be or has not been cured or waived by Seller or the Company, as applicable, by the earlier of (x) the Termination Date and (y) 20 Business Days after the giving of written notice to Buyer of such breach or failure; provided, that, neither Seller nor the Company shall have the right to terminate this Agreement pursuant to this clause (d) if any of the Company or Seller is then in material breach of this Agreement; or

(e) at the election of Buyer or Seller, if a Governmental Authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under this Agreement and such order or action shall have become final and nonappealable.

The party desiring to terminate this Agreement pursuant to this Section 10.1 (other than Section 10.1(a)) shall give written notice of such termination to the other party hereto.

10.2 Survival After Termination. If this Agreement is validly terminated by the parties in accordance with Section 10.1, this Agreement shall become void and of no further force and effect, and none of the parties hereto shall have any liability in respect of a termination of this Agreement, except that the provisions of Section 7.3(b), this Section 10.2, Article 11 and the Confidentiality Agreement shall each survive the termination of this Agreement, and no such termination shall relieve any party from any liability resulting from a Willful Breach or Actual Fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity. In determining losses or damages recoverable upon termination prior to the Closing by a party hereto for another party’s Willful Breach, the parties hereto acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by such party (taking into consideration relevant matters, including other opportunities and the time value of money), which shall be deemed to be damages payable to such party to the extent such damages are awarded in a court of competent jurisdiction. If the transactions contemplated by this Agreement are terminated as provided in Section 10.1, Buyer acknowledges and agrees that all documents, copies thereof, and all other materials received from or on behalf of any member of the Company Group relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, shall continue to be subject to the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE 11

MISCELLANEOUS

11.1 Non-survival of Representations, Warranties and Covenants. Notwithstanding any applicable statutes of limitations, which the parties hereto intend to modify and limit as set forth in this Section 11.1, none of the representations, warranties, covenants and other agreements, in each case, contained in this Agreement, or in any instrument or certificate delivered by any party at Closing, will survive the Closing, and none of the parties shall have any liability to each other after the Closing for any breach thereof, except for and covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing (including Buyer’s obligations pursuant to Section 2.2(c)), each of which will survive in accordance with its terms. The foregoing will apply even if (a) the R&W Insurance Policy is never issued by an insurer, (b) the R&W Insurance Policy is revoked, cancelled, or modified after issuance, or (c) Buyer or any Affiliate thereof makes a claim under the R&W Insurance Policy that is denied by the insurer(s) (or any agent thereof). For the avoidance of doubt, and notwithstanding anything to the contrary herein, the survival limitations contained in this Section 11.1 shall not (x) affect any survival periods set forth in the R&W Insurance Policy with respect to claims made under the R&W Insurance Policy, (y) limit the survival of any Action based upon Actual Fraud of the party making the applicable representation and warranty under Articles 4, 5 or 6 or based upon Willful Breach or (z) affect Buyer’s obligations pursuant to Section 2.2(c).

11.2 Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

11.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of Buyer and Seller.

11.4 Entire Agreement. This Agreement, including the Company Disclosure Schedule and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, and the Ancillary Documents, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Company and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

11.5 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

11.6 Notices. Any notice or other communication required or permitted to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: if (i) delivered by hand, when delivered; (ii) sent on a Business Day by electronic mail before 5:00 p.m. (recipient’s time) on the day sent by electronic mail and receipt is confirmed, on the date which receipt is confirmed; (iii) sent by electronic mail on a day other than a Business Day and receipt is confirmed, or if sent by electronic mail after 5:00 p.m. (recipient’s time) on the day sent by electronic mail and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (iv) if sent by registered, certified or first-class mail, the third Business Day after being sent; and (v) if sent by overnight delivery via a national courier service, two Business Days after delivered to such courier, in each case to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other party hereto in accordance with this Section 11.6):

If to Seller or, prior to the Closing, the Company:

Silver Lake

550 W. 34th Street, 40th Floor

New York, NY 10001

Attention: Andrew J. Schader;

Julie Rutiz

Email: andy.schader@silverlake.com

julie.rutiz@silverlake.com

With a copy to (which shall not constitute notice):

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Attention: Eric Issadore

E-mail: eric.issadore@ropesgray.com

If to Buyer or, after the Closing, the Company:

PTC Inc.

121 Seaport Boulevard

Boston, MA 02210

Attention: Aaron von Staats, General Counsel

Kristian Talvitie, Chief Financial Officer

Email: avonstaats@ptc.com

ktalvitie@ptc.com

With a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Stuart M. Cable

Ed Amer

E-mail: SCable@goodwinlaw.com

EAmer@goodwinlaw.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 11.6.

11.7 Exhibits and Company Disclosure Schedule.

(a) The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability by the Company or Seller to any third party or otherwise imply, that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement, or that the disclosure of such matter, information or item means that such matter, information or item is required to be disclosed by this Agreement.

(b) The Company Disclosure Schedule and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

11.8 Waiver. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

11.9 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Notwithstanding the foregoing, Buyer may assign this Agreement and all rights hereunder to its Affiliates; provided, that such assignment shall not relieve Buyer of any obligations under this Agreement. Subject to the preceding proviso, any purported assignment without such prior written consents shall be void.

11.10 No Third-Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for (a) the Persons identified in Section 7.6, Section 7.17, Section 11.9, Section 11.12 (with respect to the Persons identified therein), Section 11.17, Section 11.18 and Section 11.19, and (b) Prior Company Counsel as set forth in Section 7.8.

11.11 Counterparts. This Agreement may be signed in any number of counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

11.12 Buyer Release. From and after the Closing, each of Buyer and the Company agrees, on behalf of itself and its Affiliates (and, from and after the Closing, shall cause each member of the Company Group to agree) (collectively, the “Buyer Releasing Parties”), that none of (y) Seller or (z) the current or former, direct or indirect equity holders of the Company Group as of the date hereof or the Closing Date (the “Seller Released Parties”) have any liability to any of Buyer or the Company Group (and Buyer hereby unconditionally, absolutely, generally, irrevocably and completely releases, remises, relinquishes, waives and forever discharges, and from and after the Closing agrees to cause the Company Group to unconditionally, absolutely, generally, irrevocably and completely release, remise, relinquish, waive and forever discharge), the Seller Released Parties from any obligations or liability for, relating to or arising under (a) any breach of any representation or warranty contained in this Agreement, the Schedules and Exhibits hereto or in any certificate contemplated hereby and delivered in connection herewith, (b) any effect, circumstance, change, occurrence, fact or development relating to or underlying such breach referred to in clause (a) and (c) any information (whether written or oral), documents or materials furnished by or on behalf of Seller or the Company Group, including the Confidential Information. The foregoing release in this Section 11.12 extends to any and all claims of any nature whatsoever, whether known, unknown or capable or incapable of being known as of the Closing or thereafter, and includes any and all claims, actions, demands, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, Contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, expenses, executions, affirmative defenses, demands and other obligations or liabilities whatsoever, in law or equity. As of the Closing, Buyer on behalf of itself and each of the Buyer Releasing Parties (in its capacity as such) hereby irrevocably agrees to refrain from, directly or indirectly, asserting, commencing, instituting or causing to be commenced, any Action, of any kind against the Seller Released Parties, based upon any matter purported to be released hereby. Buyer on behalf of itself and the Buyer Releasing Parties (in its capacity as such) hereby explicitly waive all rights with respect to the foregoing releases under the provisions of Section 1542 of the California Civil Code, which section provides in pertinent part: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT A CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Buyer, on behalf of itself and the Buyer Releasing Parties (in its capacity as such) agree that no provision of Section 1542 of the California Civil Code shall affect the validity or scope of any other aspect of the foregoing releases. Buyer on behalf of itself and the Buyer Releasing Parties (in its capacity as such) hereby expressly waive any and all rights with respect to the foregoing releases which they may have under any other provision of state or federal Law providing the same or similar effect.

11.13 Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of Laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the Laws of the State of Delaware and that the Laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto: (a) agrees that this Agreement involves at least $100,000; (b) agrees that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708; (c) irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware) with respect to all actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (whether based on contract, tort or other theory); (d) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such courts and agrees not to commence any action or proceeding relating to this Agreement or the transactions contemplated hereby (whether based on contract, tort or other theory) except in such courts; (e) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum; and (f) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The parties hereto agree that any violation of this Section 11.13 shall constitute a material breach of this Agreement and shall constitute irreparable harm.

11.14 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (IN EACH CASE WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.14.

11.15 Conveyance Taxes. Buyer and Seller shall each pay 50% of all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement and shall jointly file all required change of ownership and similar statements.

11.16 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions and money damages, even if available, would not be an adequate remedy for any such failure to perform or any breach of this Agreement. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including paying the Deferred Consideration in accordance with, and otherwise complying with, Section 2.2(c), and to cause the Closing to occur), without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity.

(b) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) To the extent that Seller or the Company brings any Action to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.

11.17 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto; provided, that, the economic and legal substance of the transactions contemplated hereby shall be deemed to be affected in a manner materially adverse to the parties hereto if Section 11.18 is invalid, void or incapable of being enforced. Upon such a determination that any term or other provision is invalid, void, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement (and if no such agreement shall be made, it shall be construed and enforced) so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

11.18 Limitation on Recourse. Except as set forth in or with respect to a breach of the Confidentiality Agreement or the Support Agreements, no Action shall be brought or maintained by any party hereto or any of their respective Affiliates or their respective successors or permitted assigns against any current or former direct or indirect equity holder, officer, director, employee or Affiliate of Buyer, the Company or Seller, as applicable (who shall be third party beneficiaries of this Section 11.18), which is not otherwise expressly identified as a party hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties or covenants of any party hereto set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder, other than in the case of Actual Fraud committed by such Person against whom such Action is being brought or maintained.

11.19 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company hereby, on behalf of itself and its Subsidiaries, each Seller Related Party and each of the other parties hereto, subject to the final sentence of this Section 11.19: (a) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Buyer’s debt financing sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement (the “Debt Financing Sources”), including but not limited to any dispute arising out of or relating in any way to the Buyer’s debt financing arrangements entered into in connection with the transactions contemplated by this Agreement (the “Debt Financing”) or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, (b) agrees that any such action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any applicable definitive document relating to the Debt Financing, including any debt commitment letter, (c) agrees that service of process, summons, notice or document by registered mail addressed to the Company at its address provided in Section 11.6 shall be effective service of process against the Company and its Subsidiaries for any such action brought in any such court, (d) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (e) waives to the fullest extent permitted by applicable Law all rights of trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) brought against the Debt Financing Sources arising out of or relating to, this Agreement, the Debt Financing, the debt commitment letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (g) agrees that none of the sources providing the Debt Financing will have any liability to the Company or its Subsidiaries relating to or arising out of this Agreement, the Debt Financing, any applicable definitive document relating to the Debt Financing, including any debt commitment letter, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (g) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 11.19, Section 11.3 and Section 11.16, an each of such Sections shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. No Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. Notwithstanding (i) the foregoing, nothing in this Section 11.19 shall in any way limit or modify the rights and obligations of Buyer under this Agreement as with respect to the Debt Financing Sources or any Debt Financing Source’s obligations to Buyer under the any applicable definitive document relating to the Debt Financing, including any debt commitment letter (it being understood that following consummation of the transactions contemplated by this Agreement, nothing in this Section 11.19 shall limit the rights of any of the parties to any definitive documentation relating to the Debt Financing), (ii) anything to the contrary contained herein, no Seller Related Party (other than Buyer) shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Debt Financing Source shall have any rights or claims against any Seller Related Party (other than Buyer) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the transactions contemplated hereby, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto, (iii) Sections 11.3, 11.16 and 11.19 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplement, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

SERVICEMAX JV, LP

By: ServiceMax JV GP, LLC, its general partner

By: SLP Snowflake Aggregator, L.P., its sole member

By: SLP V Aggregator GP, L.L.C., its general partner

By: Silver Lake Technology Associates V, L.P., its managing member

By: SLTA V (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Kenneth Hao
Name: Kenneth Hao
Title: Managing Director

SERVICEMAX, INC.

By:	/s/ Neil Barua
Name: Neil Barua
Title: Chief Executive Officer

Signature Page – Share Purchase Agreement

PTC INC.

By:	/s/ James Heppelmann
Name: James Heppelmann
Title: President and Chief Executive Officer

Signature Page – Share Purchase Agreement